    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 7, 1998.
                                                       REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                                ---------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             METRIS COMPANIES INC.
           (Exact name of the Registrant as specified in its charter)

                         DELAWARE                                                    41-1849591
     (State or other jurisdiction of incorporation or
                       organization)                                    (I.R.S. Employer Identification No.)

                             600 SOUTH HIGHWAY 169
                                   SUITE 1800
                            ST. LOUIS PARK, MN 55426
                                 (612) 525-5020
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                             Z. JILL BARCLIFT, ESQ.
            VICE PRESIDENT, ASSISTANT SECRETARY AND GENERAL COUNSEL
                             600 SOUTH HIGHWAY 169
                                   SUITE 1800
                            ST. LOUIS PARK, MN 55426
                                 (612) 525-5020
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                    COPY TO:

                            Richard G. Clemens, Esq.
                                Sidley & Austin
                            One First National Plaza
                            Chicago, Illinois 60603
                                 (312) 853-7000
                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE, AS
                        DETERMINED BY MARKET CONDITIONS.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                   PROPOSED MAXIMUM    PROPOSED MAXIMUM
     TITLE OF EACH CLASS OF SECURITIES           AMOUNT TO BE     OFFERING PRICE PER  AGGREGATE OFFERING      AMOUNT OF
              TO BE REGISTERED                  REGISTERED(1)          UNIT (2)           PRICE (2)        REGISTRATION FEE
Subordinated Debt Securities
Common Stock, $.01 par value
Total.......................................     $750,000,000            100%            $750,000,000          $221,250

(1) Such indeterminate number or amount of Subordinated Debt Securities and Common Stock (including preferred stock purchase rights, if any, appurtenant thereto) of Metris Companies Inc. as may from time to time be issued at indeterminate prices. The amount registered is in United States dollars or the equivalent thereof in any other currency, currency unit or units, or composite currency or currencies.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457. The aggregate offering price of the Debt Securities and Common Stock registered hereby will not exceed $750,000,000.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED AUGUST 7, 1998
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. ANY SALE OF THESE SECURITIES MUST BE ACCOMPANIED BY A SUPPLEMENT TO THIS PROSPECTUS.

PROSPECTUS

                                  $750,000,000

                             METRIS COMPANIES INC.

                                     [LOGO]

                 SUBORDINATED DEBT SECURITIES AND COMMON STOCK

We may use this Prospectus from time to time to offer subordinated debt securities, consisting of debentures, notes and other unsecured evidences of indebtedness (the "Debt Securities"), and shares of Common Stock ("Common Stock") of Metris Companies Inc., a Delaware corporation ("Metris" or the "Company"). We will refer to the Debt Securities and Common Stock as the "Securities."

The aggregate initial offering price of the Securities may not exceed $750,000,000 (or its equivalent in any other currency or units based on or relating to foreign currencies). We have included the specific terms of the particular Securities for which this Prospectus is being delivered in an accompanying Prospectus Supplement. Such terms include: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, denomination (which may be in United States dollars, or the equivalent thereof in any other currency or in units based on or relating to foreign currencies), maturity, premium, if any, interest rate (which may be fixed or variable), time and method of calculating interest, if any, place or places where principal, premium, if any, and interest, if any, on such Debt Securities will be payable, the currencies or currency units in which principal, premium, if any, and interest, if any, on such Debt Securities will be payable, any terms of redemption or conversion, any sinking fund provisions, the purchase price, any listing on a securities exchange or quotation on a national quotation system, the method of distribution and other special terms; and (ii) in the case of Common Stock, the number of shares offered, the initial offering price, market price and dividend information and the method of distribution.

We may issue the Debt Securities in registered form or bearer form, or both. In addition, we may issue all or a portion of the Debt Securities of any series in permanent registered global form which will be exchangeable only under certain conditions for definitive Debt Securities.

The Common Stock is quoted on The Nasdaq Stock Market (the "NASDAQ") under the symbol "MTRS."

SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN ANY OF THE SECURITIES OFFERED HEREBY.

We may sell the Securities to or through underwriters, dealers or agents or directly to purchasers, or through a combination of these methods. The accompanying Prospectus Supplement sets forth the names of any underwriters, dealers or agents involved in the sale of the Securities for which this Prospectus is being delivered and any applicable fee, commission or discount arrangements.
       ------------------------------------------------------------------
   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR HAS PASSED
     UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
       ------------------------------------------------------------------

               The date of this Prospectus is             , 1998.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ---
Where You Can Find More Information.........................   1
The Company.................................................   2
Selected Consolidated Financial and Operating Data..........   5
Ratio of Earnings to Fixed Charges..........................   6
Risk Factors................................................   7
Use of Proceeds.............................................  13
Management's Discussion and Analysis of Results of
  Operations and Financial Condition........................  14
Business....................................................  31
Description of Debt Securities..............................  42
    General.................................................  42
    Payment, Registration, Transfer and Exchange............  43
    Global Debt Securities..................................  44
    Consolidation, Merger or Sale by the Company............  46
    Events of Default, Notice and Certain Rights on
     Default................................................  46
    Option to Defer Interest Payments.......................  48
    Modification of the Indenture...........................  48
    Subordination Under the Indenture.......................  49
    Defeasance and Covenant Defeasance......................  51
    The Trustee.............................................  51
Description of Capital Stock................................  52
    General.................................................  52
    Common Stock............................................  52
    Preferred Stock.........................................  53
    Certain Provisions of the Company's Certificate and
     By-laws................................................  53
Plan of Distribution........................................  55
Validity of Securities......................................  56
Experts.....................................................  56

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 SAFE HARBOR CAUTIONARY
  STATEMENT

    THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN CONTAIN "FORWARD-LOOKING" STATEMENTS, AS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, THAT ARE BASED ON CURRENT EXPECTATIONS, ESTIMATES AND PROJECTIONS. STATEMENTS THAT ARE NOT HISTORICAL FACTS, INCLUDING STATEMENTS ABOUT THE COMPANY'S BELIEFS AND EXPECTATIONS, ARE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS CONTAIN POTENTIAL RISKS AND UNCERTAINTIES AND, THEREFORE, ACTUAL RESULTS MAY DIFFER MATERIALLY. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

    IMPORTANT FACTORS THAT MAY AFFECT THESE PROJECTIONS OR EXPECTATIONS INCLUDE, BUT ARE NOT LIMITED TO THE RISK FACTORS DISCUSSED LATER IN THIS DOCUMENT. SEE "RISK FACTORS." READERS SHOULD EVALUATE ANY STATEMENTS IN LIGHT OF THESE IMPORTANT FACTORS.

                      WHERE YOU CAN FIND MORE INFORMATION

    The Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company to file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may inspect and copy such reports, proxy statements and other information at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain more information about the public reference facilities by calling the SEC at 1-800-SEC-0330. In addition, such reports, proxy statements and other information may be accessed electronically by means of the SEC's Web site at http://www.sec.gov.

    The Company has filed a Registration Statement related to the offering described in this Prospectus. As allowed by SEC rules, this Prospectus does not contain all of the information which you can find in the Registration Statement. You are referred to such Registration Statement and its exhibits, which may be inspected or obtained as indicated above. This Prospectus is qualified in its entirety by such other information.

    The Exchange Act allows the Company to "incorporate by reference" information into this Prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be a part of this Prospectus, except for any information superseded by information contained herein. This Prospectus incorporates by reference the following documents that have been previously filed with the SEC:

         1. Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

         2. Quarterly Report on Form 10-Q for the period ended March 31, 1998;
    and

         3. Quarterly Report on Form 10-Q for the period ended June 30, 1998.

    This Prospectus also incorporates by reference additional documents that may be filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this Prospectus and the date our offering is completed.

    You may obtain copies of such documents which are incorporated by reference in this Prospectus (other than exhibits thereto which are not specifically incorporated by reference therein), without charge, upon written or oral request to Metris Companies Inc., 600 South Highway 169, Suite 1800, St. Louis Park, Minnesota 55426, Attention: Director, Investor Relations (telephone number (612) 525-4820).

    You should rely only on the information contained or incorporated by reference in this Prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this Prospectus. You should not assume that the information contained in the Prospectus is accurate as of any date other than the date of such Prospectus, and neither the mailing of the Prospectus to stockholders nor the issuance of any securities hereunder shall create any implication to the contrary. This Prospectus does not constitute an offer to buy or sell any securities in any jurisdiction where it is unlawful to do so.

                                  THE COMPANY

GENERAL

    The Company is an information-based direct marketer and provider of consumer credit products and fee-based services and extended service plans primarily to moderate income consumers and customers of third party clients. The Company's consumer credit products are primarily unsecured credit cards issued by its subsidiary, Direct Merchants Credit Card Bank, National Association ("Direct Merchants Bank"). The Company's customers and prospective customers include (i) individuals who are not customers of Fingerhut Corporation but for whom credit bureau information is available ("External Prospects"), (ii) existing customers of Fingerhut Corporation ("Fingerhut Customers"), and (iii) customers of third party clients. The Company markets its fee-based services, including debt waiver programs, card registration, extended service plans, membership clubs and insurance and fee-based services provided by third parties to its credit card customers, Fingerhut Customers and customers of third parties.

    The Company was incorporated in the State of Delaware on August 20, 1996, and is currently an 83% owned indirect subsidiary of Fingerhut Companies, Inc., a database marketing company that sells a broad range of products and services ("FCI"). The Company became a publicly held company in October 1996 after completing an initial public offering. FCI has filed a ruling request with the Internal Revenue Service to distribute to its stockholders as a tax-free dividend all of the shares of the Company it holds (the "Spin Off"). The Company understands that such distribution is expected to occur sometime during the Fall of 1998, should FCI receive a favorable ruling request from the Internal Revenue Service and subject to the approval of the Board of Directors of FCI. The Company's principal direct and indirect subsidiaries are Metris Direct, Inc. (formerly known as Fingerhut Financial Services Corporation), Metris Direct Services, Inc., Direct Merchants Bank, Metris Funding Co. and Metris Receivables, Inc.

    The Company's principal executive offices are located at 600 South Highway 169, Suite 1800, St. Louis Park, Minnesota 55426, telephone number (612) 525-5020.

    SPIN OFF AND THE FINGERHUT DATABASE

    The Company believes that upon consummation of the Spin Off, it will then be able to pursue expansion of its business and operations without certain limitations that exist as a result of FCI's ownership of the Company, including limitations on the Company's ability to issue additional common equity. The Company also believes that upon consummation of the Spin Off, it will be able to more effectively develop relationships with retailers other than Fingerhut Corporation, a wholly owned subsidiary of FCI ("Fingerhut"), with respect to its extended service plans because the Company will no longer be viewed as affiliated with a competitor of such retailers. In addition, the Company will be able to elect, subject to certain limitations, to amend its Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation" or "Certificate") to eliminate the detailed restrictions (originally adopted to address certain potential conflicts of interest between the Company and FCI) concerning the business activities in which the Company is permitted to engage.

    Even after the Spin Off, the Company will have various important agreements and arrangements with FCI and Fingerhut. For example, the Company has a contract with Fingerhut to use the information in the Fingerhut Database (as defined herein) to market financial services products, including general purpose credit cards and fee-based or enhancement services. This contract expires October 2003 and is renewable thereafter upon mutual agreement between Fingerhut and the Company unless there has been a change in control of the Company. A change of control (the "Change of Control") is deemed to have occurred if (i) any person or group (within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as in effect), other than FCI, owns beneficially or of record, shares representing more than 25% of the aggregate ordinary voting power represented by the issued and outstanding capital stock of the Company; (ii) a majority of the seats (other than vacant seats) on the Board of Directors of the

Company are at anytime occupied by persons who were neither (a) nominated by FCI, or by the Board of Directors of the Company nor (b) appointed by directors so nominated; or (iii) any person or group other than FCI shall otherwise directly or indirectly have the power to exercise a controlling influence over management or policies of the Company. The Spin Off will not be deemed to be a Change of Control, but the Company cannot predict whether a Change of Control might occur thereafter.

    The Fingerhut Database is a database composed of payment, behavioral, and other data on customers of Fingerhut. As its customers make payments and order new products, Fingerhut enters a variety of information in the database and Fingerhut uses this database, along with sophisticated and highly automated proprietary modeling techniques, to evaluate each customer's creditworthiness. The Fingerhut Database contains information on more than 30 million individuals, including approximately 8 million customers who have purchased merchandise from Fingerhut within the past 24 months. This database contains up to 1,400 potential data items in a customer record, including names, addresses, behavioral characteristics, general demographic information and other information provided by the customer. Fingerhut uses information in the Fingerhut Database, along with sophisticated proprietary credit scoring models, to produce its proprietary credit scores (the "Fingerhut Scores") for Fingerhut Customers. The Fingerhut Database also includes Fingerhut's suppression and bad debt file (the "Fingerhut Suppress File"), which contains information on approximately 11.5 million individuals about whom it has information relating to indicators of unacceptably high risk. Fingerhut periodically updates the information in the Fingerhut Database. Fingerhut does not report its credit information to the credit bureaus, which means this information is not publicly available.

    Each of the other intercompany agreements between the Company and Fingerhut or FCI, other than the Tax Sharing Agreement (as defined herein), will remain in effect after the Spin Off. The only continuing administrative services currently provided by FCI to the Company are limited treasury, insurance, and information systems services. Such services are expected to be required on a limited basis through 1999 and may be extended to 2000. However, each of the intercompany agreements between the Company and Fingerhut or FCI may terminate early due to a Change of Control. The Spin Off will not be deemed to be a Change of Control, but the Company cannot predict whether a Change of Control might occur thereafter.

    Upon consummation of the Spin Off, no individual will hold titles of officer or director at both FCI and the Company, except for Theodore Deikel, who is Chairman of the Board and Chief Executive Officer of FCI and will be Non-Executive Chairman of the Board of the Company.

BUSINESS STRATEGY

    The Company conducts its business primarily through two businesses: consumer credit products ("Consumer Credit Products") and fee-based services and extended service plans ("Fee-Based Services").

    CONSUMER CREDIT PRODUCTS. Through its Consumer Credit Products business, the Company primarily targets moderate income consumers who the Company believes have been underserved by traditional providers of financial services, particularly with respect to the supply of credit and customers of third party clients. The Company intends to service this market by utilizing the proprietary databases and credit scoring techniques it has access to or has developed, together with information from credit bureaus, to determine a potential customer's creditworthiness and ultimate profitability. Once a prospective customer is targeted, the Company uses a sophisticated modeling system and risk-based pricing strategy to assign the annual percentage rate, annual fee and credit line based upon the expected risk of the individual prospect.

    The following are the principal components of the Company's strategy with respect to its Consumer Credit Products business:

    INCREASE THE NUMBER OF NEW CUSTOMERS IN THREE PRIMARY AREAS: (I) EXTERNAL PROSPECTS; (II) PORTFOLIO ACQUISITIONS; AND (III) FINGERHUT CUSTOMERS.

    - EXTERNAL PROSPECTS. Utilizing its proprietary risk, response and profitability models developed to solicit moderate income consumers who are not Fingerhut Customers, coupled with the proprietary information contained in the Fingerhut Suppress File, the Company intends to generate additional credit card relationships from External Prospects, which may include the development of marketing alliances with independent third parties.

    - PORTFOLIO ACQUISITIONS. The Company intends to continue to generate additional credit card accounts through the strategic acquisition of credit card portfolios of other credit card issuers. Over the past year, the Company has completed several of these acquisitions and, as of June 30, 1998, External Prospects and portfolio acquisitions represented approximately 61% of the Company's credit card accounts.

    - FINGERHUT CUSTOMERS. Utilizing its proprietary risk, response and profitability models developed to solicit Fingerhut Customers, coupled with the proprietary information contained in the Fingerhut Database, the Company intends to generate additional credit card relationships with Fingerhut Customers. As of June 30, 1998, Fingerhut Customers represented approximately 39% of the Company's credit card accounts.

    CONTINUE TO USE AND MODIFY RISK-BASED PRICING. The specific pricing for a prospective customer's credit card offer is determined by that individual's risk profile at the time of solicitation, a practice known as "risk-based pricing." If the customer's risk profile changes over time, the specific pricing for that individual will change. The Company intends to continue to use and modify its risk-based pricing strategy, enabling it to optimize the profitability of customer relationships.

    CONTINUE TO INVEST IN OPERATIONAL INFRASTRUCTURE TO SUPPORT ACCOUNT
GROWTH. The Company believes an efficient operational infrastructure that can handle inquiries on accounts, collections on delinquent accounts and all inquiries from customers is important to serve successfully the customers of its Consumer Credit Products business. As of June 30, 1998, the Company had two operations centers which house over 1,200 employees; the Company intends to expand the second center in the second half of 1998.

    FEE-BASED SERVICES. Through its Fee-Based or Enhancement Services business, the Company intends to continue to optimize the profitability of each customer relationship by cross-selling additional Fee-Based Services to its existing credit card accounts, thereby leveraging its account acquisition and infrastructure costs. In addition, the Company intends to focus on developing new Fee-Based or Enhancement Services and entering into marketing alliances to sell its Fee-Based or Enhancement Services to the customers of third parties, including financial institutions, retailers and other third parties.

                        SELECTED CONSOLIDATED FINANCIAL
                               AND OPERATING DATA

    The following table sets forth certain financial and operating data of the Company. The selected consolidated financial data below for each of the five years ending December 31, 1997 are derived from the Consolidated Financial Statements of the Company. The selected financial data below for the six-month periods ended June 30, 1998 and 1997 and certain managed basis information are derived from unaudited financial information.

                            SELECTED FINANCIAL DATA

                                  AS OF OR FOR THE SIX
                                      MONTHS ENDED                     AS OF OR FOR THE YEAR ENDED
                                        JUNE 30,                              DECEMBER 31,
                                 ----------------------  -------------------------------------------------------
                                    1998        1997        1997        1996       1995       1994       1993
                                 ----------  ----------  ----------  ----------  ---------  ---------  ---------
                                                   (IN THOUSANDS, EXCEPT EPS AND STOCK PRICES)
INCOME STATEMENT DATA (MANAGED
  BASIS):(1)
Net Interest Income............  $  239,567  $  126,032  $  306,361  $  143,491  $  26,354  $     487  $     279
Provision for Loan Losses......     255,404     122,922     319,299     136,305     26,234
Other Operating Income.........     160,186      92,052     212,869     126,647     52,969     14,238     10,053
Other Operating Expense........     105,936      66,777     138,048     101,287     45,640     11,222      8,333

Income Before Income Taxes.....      38,413      28,385      61,883      32,546      7,449      3,503      1,999
Tax Rate.......................       38.5%       38.5%       38.5%       38.5%      38.5%      37.3%      36.9%
Net Income.....................  $   23,624  $   17,457  $   38,058  $   20,016  $   4,581  $   2,198  $   1,262

PER COMMON SHARE STATISTICS:
EPS--diluted (2)...............  $     1.18  $    0 .87  $     1.88  $     1.17  $    0.28  $    0.14  $    0.08
Stock Price (period end).......       63.75       32.81       34.25       24.00
Shares Outstanding (period
  end).........................      19,225      19,225      19,225      19,225     15,967     15,967     15,967
Shares Used to Compute EPS
  (diluted)....................      19,938      20,162      20,238      17,129     16,369     16,270     15,967

CREDIT CARD DATA (MANAGED
  BASIS):(1)
Total Accounts.................       2,430       1,591       2,293       1,418        703
Period-end Loans...............  $3,880,965  $2,124,821  $3,546,936  $1,615,940  $ 543,619
Period-end Assets..............   3,905,766   2,156,730   3,604,972   1,687,227    622,983  $   9,856  $   6,615
Average Loans..................   3,654,879   1,830,034   2,294,893   1,018,856    183,274
Average Interest-earning
  Assets.......................   3,712,783   1,871,866   2,341,451   1,040,924    193,086      6,615      4,531
Average Assets.................   3,798,336   1,882,211   2,355,978   1,078,346    214,363      7,076      5,191
Average Equity.................     186,238     147,980     158,180      92,852     30,083      5,365      3,904

Net Interest Margin (3)........       13.0%       13.6%       13.1%       13.8%      13.6%       7.4%       6.2%
Return on Average Assets.......        1.3%        1.9%        1.6%        1.9%       2.1%      31.1%      24.3%
Return on Average Equity.......       25.6%       23.8%       24.1%       21.6%      15.2%      41.0%      32.3%
Loan Loss Reserves.............  $  324,157  $  139,825  $  244,084  $   95,669  $  22,219
Delinquency Ratio (4)..........        7.4%        5.9%        6.6%        5.5%       4.0%
Loan Loss Reserve Ratio........        8.4%        6.6%        6.9%        5.9%       4.1%
Net Charge-off Ratio (5).......        9.7%        8.8%        8.3%        6.2%       2.2%

FEE-BASED SERVICES AND EXTENDED
  SERVICE PLAN DATA:
Fee-Based Services Revenues....  $   39,342  $   24,625  $   55,502  $   29,853  $   6,662  $   1,994  $   2,118
Net Extended Service Plan
  Revenues.....................      11,760       1,621       7,911      20,420     17,779     12,244      7,935
Warrantable Product Unit
  Penetration Rates (6)........       26.8%       27.0%       26.7%       24.4%      20.4%      15.3%      12.9%

------------------------------
(1) The Company analyzes its financial performance on a managed loan portfolio basis whereby the income statement and balance sheet are adjusted to reverse the effects of securitization.
(2) Earnings per share is calculated assuming the Company reorganization occurred at the beginning of the first year shown.

(3) Includes the Company's actual cost of funds plus costs associated with asset securitizations, including the interest expense paid to the certificateholders.
(4) Delinquency ratio represents credit card loans that were at least 30 days contractually past due at period end as a percentage of period-end managed loans.
(5) Net charge-off ratio reflects actual principal amounts charged-off, less recoveries, as a percentage of average managed loans.
(6) Warrantable product sales penetration rates reflect the percentage of extended service plans sold to total warrantable products sold. Percentages for all periods presented reflect the inclusion of jewelry and furniture products as warrantable products even though extended service plans for such products were not introduced until the middle of 1995.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratios of earnings to fixed charges for the Company and its consolidated subsidiaries for the periods indicated. The Company to date has not issued Preferred Stock; therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios of earnings to fixed charges set forth below.

                                                     SIX MONTHS ENDED
                                                         JUNE 30,                        YEAR ENDED DECEMBER 31,
                                                   --------------------  -------------------------------------------------------
                                                     1998       1997       1997       1996       1995       1994        1993
                                                   ---------  ---------  ---------  ---------  ---------  ---------     -----
Ratio of earnings to fixed charges                      3.81       7.78       5.67       8.26       6.88     134.16         N/A

    The computation of the ratio of earnings to fixed charges is based on applicable amounts of the Company and its consolidated subsidiaries. "Earnings" consist of earnings from continuing operations before income taxes, plus fixed charges. "Fixed charges" consist of interest on indebtedness and a portion of rental expense that is deemed to be representative of the interest factor. The ratio of earnings to fixed charges is calculated on an owned basis.

                                  RISK FACTORS

    In addition to the other information contained in this Prospectus, you should consider carefully the following risk factors before purchasing Securities for which this Prospectus is being delivered.

LIMITED OPERATING HISTORY AS A STAND-ALONE ENTITY

    The Company was incorporated in 1996 and currently is 83% owned by FCI. Following the Spin Off, the Company expects to experience significant changes in its funding and operations. Given the Company's lack of operating history as a stand-alone entity, there can be no assurance that these changes will not have an adverse impact on the Company's results of operations, financial condition and prospects.

RISKS RELATED TO TARGET MARKET OF CONSUMER CREDIT PRODUCTS

    The Company targets its Consumer Credit Products to primarily moderate income consumers, a market segment which lenders historically have not solicited. As a result, there may be greater uncertainty with respect to the credit risk and performance of these consumers, as well as expected higher delinquency and loss rates. There can be no assurance that the Company can successfully target and evaluate the creditworthiness of these customers so as to minimize the expected higher delinquencies and losses. In addition, there can be no assurance that the Company's risk-based pricing system can offset the negative impact on profitability that these expected greater delinquencies and losses may have.

    Primary risks associated with unsecured lending to moderate income consumers include: (i) increases in delinquencies and credit losses due to future economic downturns; (ii) higher default or bankruptcy rates, resulting in accounts being charged off as uncollectible; (iii) increased fraud by cardholders and third parties and (iv) diminished interest income due to unfavorable changes in (A) consumers' attitudes toward financing purchases with debt or (B) cardholder payment behavior, such as increases in discretionary repayment of account balances. In addition, general economic factors, such as the rate of inflation, unemployment levels and interest rates may affect moderate income consumers more severely than other market segments.

    At June 30, 1998, 7.4% of the Company's managed credit card loans were 30 days or more delinquent, compared to 6.6% at December 31, 1997 and 5.5% at December 31, 1996. Any material increases in delinquencies and losses could have a material adverse impact on the Company's results of operations, financial condition and prospects.

LACK OF SEASONING OF CREDIT CARD PORTFOLIO

    The average age of a credit card issuer's portfolio of accounts indicates that portfolio's stability of delinquency and loss levels. For example, a portfolio containing mostly older accounts generally behaves more predictably than a newly originated portfolio. 82% of the Company's credit card accounts were originated within the last 36 months and over 14% were originated within the last six months. As a result, until the accounts become more seasoned, the delinquency and loss levels of the Company's newly originated portfolio could have a negative impact on earnings through net charge-offs, and any material increases in delinquencies and losses could have a material adverse impact on the Company's results of operations, financial condition and prospects.

ABILITY TO SUSTAIN AND MANAGE GROWTH; PORTFOLIO ACQUISITIONS

    In order to meet its strategic objectives, the Company must continue to expand its credit card loan portfolio. Continued growth in this area depends largely on (i) the Company's ability to attract new cardholders, (ii) growth in both existing and new account balances, (iii) the degree to which the

Company loses accounts and account balances to competing card issuers, (iv) levels of delinquencies and losses, (v) the availability of funding, including securitizations, on favorable terms, (vi) general economic and other factors such as the rate of inflation, unemployment levels and interest rates, which are beyond the control of the Company, and (vii) the Company's ability to integrate successfully acquisitions of portfolios. In connection with such acquisitions, the Company faces certain risks, including the risks of (a) limited or unreliable historical information on portfolio customers, (b) unanticipated attrition of acquired portfolio customers upon transfer to the Company, resulting in (I) a lower borrowing base upon which to assess fees, (II) higher costs related to closing accounts, and (III) less potential for Fee-Based Services revenues because of a then smaller portfolio customer base and (c) reduced profitability due to lower portfolio performance levels than expected.

    The Company's growth is also dependent on the level of marketing expenditures (including the cost of mailing) used to solicit new customers and the number of responses received with respect to solicitations for the Company's consumer credit, fee-based and other financial service products. In addition, the Company's growth is dependent on its ability to continue to manage such growth effectively, including the employment and training of new personnel, expansion of facilities, expansion of management systems and access to additional capital. The Company cannot give assurances as to the future growth in its loan portfolio or its ability to manage any such growth.

RISKS RELATED TO FEE-BASED SERVICES

    The Company targets its Fee-Based Services to the Company's credit card customers, Fingerhut Customers and customers of third party clients. Because of the variety of offers provided and the diversity of the customers targeted, there is uncertainty as to how many customers will respond to the Company's offers for these Fee-Based Services. The Company cannot give assurances that it will not experience higher than anticipated costs in connection with the internal administration and underwriting of these Fee-Based Services and lower than anticipated response rates or retention rates.

    Furthermore, the Company cannot give assurances that it will be able to grow the Fee-Based Services business or maintain historical growth and stability levels if (i) the Company is unable to successfully market Consumer Credit Products to new customers, (ii) existing customers close accounts voluntarily or involuntarily, (iii) the Company is unable to expand its business to other third parties, and (iv) further growth is limited by certain states' additional regulations.

FUNDING CONSIDERATIONS

    The Company depends on cash flow from operations, the issuance of equity and debt securities, asset securitization and its bank revolving credit facility to fund its operations. The loss of any of these sources of funding could adversely affect the Company's ability to operate efficiently. For example, if the Company breaches any of its covenants in the long-term debt indenture or under the Revolving Credit Facility (as defined herein), including various financial covenants, the lenders may terminate the facility. In addition, because of the Company's limited operating history and relatively unseasoned loan portfolio, FCI historically has guaranteed the Company's credit facility, as well as several senior letters of credit and two interest rate swap transactions. Prior to the Spin Off, all funding and derivative transactions will be refinanced without a guarantee from FCI. Without such guarantee, the Company's stand-alone financing will be significantly more expensive, with reduced availability and more restrictive terms and conditions. Any material increase in the Company's costs of financing could have an adverse impact on the Company's results of operations, financial condition and prospects.

    The Company also depends heavily upon the securitization of its credit card loans to fund its operations and, to date, has been able to complete securitization transactions on terms that it believes are favorable. There can be no assurance, however, that the securitization market will continue to offer attractive funding alternatives. Furthermore, the Company's ability to securitize its assets depends on the continued availability of credit enhancement on acceptable terms and the continued favorable legal, regulatory, accounting and tax environment for securitization transactions. While the Company presently does not foresee any significant problems in these areas, any such adverse change could force the Company to rely on other potentially more expensive funding sources.

    In addition, poor performance of the Company's securitized assets, including increased delinquencies and losses, could result in a downgrade or withdrawal of the ratings on the outstanding certificates under the Company's securitization transactions, cause early amortization of such certificates or result in higher required credit enhancement levels. This could jeopardize the Company's ability to effect other securitization transactions on acceptable terms, decrease the Company's liquidity and force the Company to rely on other potentially more expensive funding sources to the extent available.

INTEREST RATE RISK

    The Company's principal market exposure is to changes in market interest rates. Management seeks to minimize the impact of changes in market interest rates on the Company's cash flow, asset value and net income primarily by match-funding assets and secondarily through the use of interest rate derivatives to match asset and liability repricings. A reduction in market interest rates may reduce the yield on the Company's assets while fixed rate funding expenses stay flat, compressing the excess interest spread. A rise in market interest rates will directly increase floating rate funding expense and may indirectly impact the payment performance of the Company's customers. Accordingly, the Company cannot give assurances as to the effect of changes in market interest rates on the Company's results of operations, financial condition or prospects.

REGULATION

    Various federal and state laws and regulations significantly limit the activities in which the Company and Direct Merchants Bank are permitted to engage. In addition, numerous legislative and regulatory proposals are advanced each year which, if adopted, could adversely affect the Company's profitability or further restrict the manner in which the Company conducts its activities.

    Because of the Company's intercompany agreements with FCI, the Company's activities are also constrained by the requirements of the Fair Credit Reporting Act ("FCRA"). Failure to comply with such requirements could result in termination of such agreements and/or the Company and/or Fingerhut becoming a consumer reporting agency under the FCRA. The FCRA imposes a number of complex and burdensome regulatory requirements and restrictions on a consumer reporting agency, including restrictions on the circumstances under which a consumer reporting agency may furnish information to others. Accordingly, if Fingerhut were to become a consumer reporting agency, the FCRA would restrict the Company's access to the Fingerhut Database. Similarly, if the Company were to become a consumer reporting agency, the FCRA would restrict its ability to furnish information to third parties. Such restrictions on the Company's ability to access the Fingerhut Database or on the Company's ability to furnish information to third parties could have a significant adverse economic impact on the Company's results of operations, financial condition and prospects.

    Moreover, Direct Merchants Bank is subject to various regulations by the Federal Reserve Board, the Federal Deposit Insurance Corporation (the "FDIC") and the Office of the Comptroller of the Currency (the "OCC") which, among other things, severely limit the nature of the businesses Direct Merchants Bank may conduct.

CONSUMER AND DEBTOR PROTECTION LAWS

    Various federal and state consumer protection laws set forth limitations on the Company's ability to offer and extend credit. In addition, the United States Congress and the states may decide to regulate further the credit card industry by enacting laws or amendments to existing laws to reduce finance charges or other fees or charges applicable to credit card and other consumer revolving loan accounts. These laws may adversely affect the Company's ability to collect on account balances or maintain established levels of periodic rate finance charges and other fees and charges with respect to the accounts. In addition, Congress and the states may decide to regulate further the Company's Fee-Based Services by either enacting laws or amendments to existing laws or increasing regulation of such products.

    Furthermore, certain existing laws and regulations permit class action lawsuits on behalf of customers in the event of violations and such class lawsuits can be very expensive to defend, even without any violation. The Company is a party to various legal proceedings resulting from its ordinary business activities. One proceeding, filed in Alabama in April 1998, currently seeks certification as a class. The Company intends to defend this action vigorously, but if this action, or any other class action, is determined adversely, such decision could have a significant adverse economic impact on the Company's results of operations, financial condition and prospects.

    Changes in federal and state bankruptcy and debtor relief laws could also adversely affect the Company if such changes result in, among other things, additional administrative expenses and accounts being written off as uncollectible.

COMPETITION

    As a marketer of financial service products, the Company faces competition from numerous providers of financial services, many of which have greater resources than the Company. In particular, the Company's credit card business competes with national, regional and local bank card issuers, as well as other general purpose credit card issuers. According to published reports, as of May 1998, the 20 largest issuers accounted for over 80% (based on receivables outstanding) of the market for general purpose credit cards. Many of these issuers are substantially larger and have more seasoned credit card portfolios than the Company and often compete for customers by offering lower interest rates and/or fee levels. In general, customers are attracted to credit card issuers largely on the basis of price, credit limit and other product features; customer loyalty is often limited. As a result, there can be no assurance that the Company will be able to compete successfully in this environment. According to published reports, as of May 1998, the Company was among the top 25 largest credit card issuers in the United States, based on managed credit card loan balances.

    Likewise, there are numerous competitors in the Fee-Based Services market, including insurance companies, financial services institutions and other membership-based or enhancement consumer services providers, many of which are larger, better capitalized and more experienced than the Company. Furthermore, as the Company continues to expand its extended service plan business to the customers of third-party retailers, it competes with manufacturers, financial institutions, insurance companies and a number of independent administrators, many of which have greater operating experience and financial resources than the Company.

RELATIONSHIP WITH FCI

    DATABASE AND SUPPORT

    The Company and Fingerhut have entered into a number of agreements for the purpose of defining the ongoing relationship between them, of which the following are material to the Company's business: Extended Service Plan Agreement, Database Access Agreement, Data Sharing Agreement, Co-Brand Credit Card Agreement, Administrative Services Agreement and Credit Card Registration Agreement. As previously discussed, the Company relies on its access to the Fingerhut Database, including the Fingerhut Suppress File. As of June 30, 1998, Fingerhut Customers in the Fingerhut Database represented 39% of the Company's credit card accounts and currently all of the Company's customers of its extended service plan contracts. Until the Company develops its own significant database and extended service plan marketing relationships with other companies, its success will remain significantly impacted by its exclusive rights to the Fingerhut Database, its rights to market such service plans to Fingerhut Customers and its right to be the exclusive provider of certain financial services products. Although the Company has certain contractual rights to this access, any denial, obstruction or delay of this access could have a significant adverse economic impact on the Company's results of operations, financial condition and prospects.

    In addition, notwithstanding the Tax Sharing Agreement, under ERISA and Federal income tax law, each member of a consolidated group (for Federal income tax and ERISA purposes) is also jointly and severally liable for the Federal income tax liability, funding and termination liabilities, certain benefit plan taxes and certain other liabilities of each other member of the consolidated group. Similar rules may apply under state income tax laws.

    POTENTIAL CONFLICTS

    The ongoing relationship between the respective businesses of the Company and FCI may give rise to certain conflicts of interest regarding corporate opportunities. Because the Company and FCI sell to the same client base, use direct mail and provide credit, business opportunities that seem attractive to both of them may arise. While Fingerhut is prohibited under an agreement between Fingerhut, Direct Merchants Bank and Metris Direct, Inc. (the "Co-Brand Credit Card Agreement") from issuing a competing, general purpose credit card, it currently provides closed-end, fixed payment installment contracts and revolving credit private label credit cards issued by its bank affiliate, Fingerhut National Bank ("FNB"), to its customers for use in purchasing Fingerhut products and services. Thus, the Company expects that Fingerhut Customers who are also Direct Merchants Bank cardholders will generally continue to use Fingerhut credit for Fingerhut purchases and use their Direct Merchants Bank credit cards for other purposes after the Spin Off.

    Moreover, Fingerhut presently offers various types of credit-related insurance products in connection with the credit it extends to its customers, and FNB offers such products in connection with the private label credit cards it issues. The Company does not, and cannot, offer these products in connection with credit extended by Fingerhut or FNB because such products can be offered only by an insurance company or the lender. The Company believes, however, that these products do not compete with, and have no material effect on, the Company.

    To address the potential for conflicts between the Company and FCI, the Company's Certificate of Incorporation contains detailed provisions concerning the business activities in which the Company is permitted to engage. The relevant provisions are intended to permit the Company to continue all activities in which it currently engages and to expand into certain related financial services products. For example, the Certificate of Incorporation allows the Company to provide Consumer Credit Products, Fee-Based Services and a variety of other financial services products and services, subject to the limitation that the Company shall not offer any closed-end installment or revolving credit loans to Fingerhut Customers for the exclusive purchase of Fingerhut merchandise. Until the day after the third annual stockholder meeting held after FCI owns less than 51% of the Company's voting stock (e.g., approximately May, 2001), the Company may not engage in businesses not enumerated in the Certificate of Incorporation without the consent of FCI or authorized by a majority vote of the Company's stockholders. Because these limitations may restrict the Company's ability to offer new products or services, there can be no assurance that the Company will be able to compete effectively in the financial services industry.

    Other potential conflicts of interest may arise in the future between the Company and FCI due to the overlap of the Company's Non-Executive Chairman of the Board, Theodore Deikel (who is also the Chairman of the Board and Chief Executive Officer of FCI) and Michael P. Sherman (who is an officer and a director of the Company and an officer of FCI), although it is his intention to resign effective upon the

Spin Off. The Company has not instituted any formal plan or arrangement to address such potential conflicts of interest and although the directors intend to exercise reasonable judgment and take such steps as they deem necessary under the circumstances in resolving any conflict that may occur, there can be no assurance that any conflicts will be resolved in favor of the Company.

DEPENDENCE ON KEY PERSONNEL

    The Company's businesses are managed by a relatively small number of senior management and operating personnel and the Company is dependent upon the skills of its key employees, including Ronald Zebeck, President and Chief Executive Officer; Douglas McCoy, Senior Vice President, Operations; Robert Oberrender, Senior Vice President, Chief Financial Officer; Joseph Hoffman, Senior Vice President, Consumer Credit Marketing; and Douglas Scaliti, Senior Vice President, Fee-Based Services. The Company does not have employment agreements with its executive officers and does not maintain key-man life insurance on any executive officer, but does maintain change of control severance agreements with its executive officers and certain key employees. The loss of the services of any key employee could adversely affect the Company's results of operations, financial condition and prospects. There can be no assurance that the Company will be successful in retaining its key employees or that it can attract or retain additional skilled personnel.

ANTI-TAKEOVER PROVISIONS

    The Company's Certificate of Incorporation and By-laws contain restrictions that may discourage other persons from attempting to acquire control of the Company. These restrictions include, without limitation, a Board of Directors that has staggered terms for its members, certain notice and supermajority voting provisions and certain "fair price" provisions. The Board of Directors has the authorization to issue preferred stock in one or more series without the specific approval of the holders of the Common Stock. Also, only a majority of the Board of Directors may call a special meeting of stockholders. If the ownership of the Common Stock ceases to be concentrated in a single holder, in certain circumstances, these devices may render more difficult or tend to discourage a change of control of the Company or the removal of incumbent management, which could reduce the market value of the Common Stock.

RISKS RELATING TO YEAR 2000 COMPLIANCE

    The "Year 2000 Problem" is a result of computer systems using two digits rather than four digits to define the applicable year. The Company, like all database marketing companies and financial services institutions, is heavily dependent upon computer systems for all phases of its operations. The Company processes data through its own systems and obtains data and processing services from various vendors. The Company, therefore, must concern itself not only with its own systems, but also with the status of Year 2000 compliance with respect to those vendors that provide data and processing services to the Company.

    Most of the Company's existing information systems are less than three years old and were originally designed for Year 2000 compliance, but as a cautionary measure, the Company has begun testing such internal systems for Year 2000 compliance. The Company is also dependent on databases maintained by FCI and card and statement generation, among other services, provided by First Data Resources ("FDR"). The Company has created a Year 2000 project team to identify, address and monitor internal systems and vendor issues related to Year 2000 problems. The project team meets monthly with systems experts at FCI and has been working closely with its identified material vendors, including FDR, to determine the impact on the Company's and the vendors' plans for becoming Year 2000 compliant. The project team is striving to obtain test results showing compliance by vendors by the end of the first quarter of 1999 and has developed high-level contingency plans to address non-compliance by its material vendors, which may include replacing vendors.

    Although the Company cannot ensure compliance by all of its vendors on a timely basis, the Company believes that it is taking appropriate steps to identify exposure to Year 2000 problems and to address them on a timely basis. In addition, the Company believes that it has adequate resources to achieve Year 2000 compliance for its systems which currently may not be compliant and that the costs of Year 2000 compliance will not be material to the Company's consolidated financial position, results of operations or cash flows. If, however, compliance with Year 2000 issues is not completed on a timely basis or is not fully effective, these issues could have a significant adverse economic impact on the Company's results of operations, financial condition and prospects.

                                USE OF PROCEEDS

    Unless otherwise indicated in the accompanying Prospectus Supplement, the net proceeds received by the Company from the sale of the Securities offered hereby are expected to be used for general corporate purposes. Any specific allocation of the proceeds to a particular purpose that has been made at the date of any Prospectus Supplement will be described therein.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

    THE FOLLOWING ANALYSIS OF THE CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA AND THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY AND RELATED NOTES INCLUDED ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

OVERVIEW

    The following discussion and analysis provides information management believes to be relevant to understanding the financial condition and results of operations of the Company and its subsidiaries including Metris Direct, Inc., Metris Direct Services, Inc., Direct Merchants Bank, Metris Funding Co., and Metris Receivables, Inc.

GENERAL

    CONSUMER CREDIT PRODUCTS

    The Company's Consumer Credit Products are primarily unsecured credit cards issued by Direct Merchants Bank. The primary factors affecting the profitability of Consumer Credit Products are credit card account and loan growth, interest spreads on loans, credit card usage, credit quality (delinquencies and charge-offs), the level of solicitation and marketing expenses, fraud losses, servicing and other administrative costs. The Company generates interest and other income through finance charges assessed on outstanding credit card loans, credit card fees (including annual membership, cash advance, overlimit, past-due, and other credit card fee income) and interchange income. The Company's primary related expenses are the costs of funding its loans, provisions for loan losses and operating expenses including employee compensation, account solicitation and marketing expenses, and data processing and servicing expenses.

    FEE-BASED SERVICES

    To improve its ability to attract more clients for Fee-Based Services, in 1998 the Company consolidated its fee-based services and extended service plan businesses into one business line. The Company markets Fee-Based Services, including debt waiver programs, card registration, extended service plans, membership clubs and third party insurance to its credit card customers, Fingerhut Customers and other third parties. Profitability for Fee-Based Services is affected by the response rates to solicitation efforts, the targeted solicitation plans, the commission rates received from and paid to third parties, claims rates and claims servicing costs for certain programs, and other operating expenses.

RESULTS OF OPERATIONS

    SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO SIX MONTHS ENDED JUNE 30, 1997

    Net income for the six months ended June 30, 1998, was $23.6 million, or $1.18 per share, an increase of $6.1 million over net income of $17.5 million, or $.87 per share, for June 30, 1997. The 35% increase in net income was the result of an increase in net interest income and other operating income partially offset by increases in the provision for loan losses and other operating expenses. These increases were largely attributable to the growth in average managed loans to $3.7 billion for the first six months of 1998 from $1.8 billion for the first six months of 1997, an increase of 100%, and growth in total credit card accounts to 2.4 million at June 30, 1998, from 1.6 million at June 30, 1997.

    The provision for loan losses on a managed basis was $255.4 million for the first six months of 1998, compared to $122.9 for the first six months of 1997. The increase primarily reflects higher credit card loan balances as well as an increase in net charge-offs. The managed net charge-off rate was 9.7% for the first six months of 1998, compared to 8.8% for the first six months of 1997.

    Other operating income on a managed basis increased $68.1 million to $160.2 million, primarily due to credit card fees, interchange and other credit card income, which increased to $114.3 million for the first six months of 1998, up 66% over $68.8 million for the first six months of 1997. In addition, Fee-Based Services revenues (including the extended service plan business) increased 95% to $51.1 million for the first six months of 1998, up from $26.2 million for the first six months of 1997. These increases were primarily due to the growth in total accounts and outstanding receivables in the managed credit card loan portfolio.

    Other operating expenses increased to $105.9 million for the first six months of 1998, compared to $66.8 million for the first six months of 1997. The increase in operating costs was due to continued investments in the infrastructure of the Company. However, the Company's operating effectiveness as measured by the Company's managed operating efficiency ratio improved to 26.5% for the first six months of 1998 from 30.6% for the first six months of 1997.

    YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

    Net income for the year ended December 31, 1997, was $38.1 million, or $1.88 per share, an increase of $18.1 million over net income of $20.0 million, or $1.17 per share, for 1996. The 90% increase in net income was the result of an increase in net interest income and other operating income partially offset by increases in the provision for loan losses and other operating expenses. These increases were largely attributable to the growth in average managed loans to $2.3 billion for 1997 from $1.0 billion for 1996, an increase of 125%, and growth in total credit card accounts to 2.3 million at December 31, 1997, from
1.4 million at December 31, 1996.

    The provision for loan losses on a managed basis was $319.3 million in 1997, compared to $136.3 million in 1996. The increase primarily reflected higher credit card loan balances as well as an increase in net charge-offs. The managed net charge-off rate was 8.3% for 1997, compared to 6.2% in 1996.

    Other operating income on a managed basis increased $86.2 million to $212.9 million, primarily due to credit card fees, interchange and other credit card income, which increased to $153.6 million for 1997, up 74% over $88.3 million for 1996. In addition, Fee-Based Services revenues increased 26% to $63.4 million for 1997, up from $50.3 million for 1996. These increases were primarily due to the growth in total accounts and outstanding receivables in the managed credit card loan portfolio.

    Other operating expenses increased to $138.0 million in 1997, compared to $101.3 million in 1996. The increase in operating costs was due to continued investments in the infrastructure of the Company. However, the Company's operating effectiveness as measured by the Company's managed operating efficiency ratio improved to 26.6% in 1997 from 37.5% in 1996.

    YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

    Net income for the year ended December 31, 1996, was $20.0 million, or $1.17 per share, an increase of $15.4 million over net income of $4.6 million, or $.28 per share, for 1995. The 337% increase in net income was the result of an increase in net interest income and other operating income partially offset by increases in the provision for loan losses and other operating expenses. These increases were largely attributable to the growth in average managed loans to $1.0 billion for 1996 from $183 million for 1995, an increase of 456%, and growth in total credit card accounts to 1.4 million at December 31, 1996 from
0.7 million at December 31, 1995.

    The provision for loan losses on a managed basis was $136.3 million in 1996, compared to $26.2 million in 1995. The increase primarily reflected an increase in credit card loans as well as an increase in net charge-offs consistent with the continued seasoning of the portfolio. The managed net charge-off rate was 6.2% for 1996, compared to 2.2% in 1995.

    Other operating income on a managed basis increased $73.7 million to $126.6 million, primarily due to credit card fees, interchange and other credit card income, which increased to $88.3 million for 1996, up 298% over $22.2 million for 1995. In addition, Fee-Based Services revenues increased 106% to $50.3 million for 1996, up from $24.4 million for 1995. These increases were primarily due to the growth in total accounts and outstanding receivables in the managed credit card loan portfolio.

    Other operating expenses increased to $101.3 million in 1996, compared to $45.6 million in 1995. The increase in operating costs was due to continued investments in the infrastructure of the business to support the growth of the Company's Consumer Credit Products and Fee-Based Services. However, the Company's operating effectiveness as measured by the Company's managed operating efficiency ratio improved to 37.5% in 1996 from 57.5% in 1995.

MANAGED LOAN PORTFOLIO AND THE IMPACT OF CREDIT CARD SECURITIZATIONS

    SECURITIZATION

    Securitizations of credit card loans have been and are expected to be a major source of funding for the Company. The effect on the Company's consolidated financial statements from securitization is to remove credit card loans sold with limited recourse from the consolidated balance sheet. The securitization and sale of credit card loans changes the Company's interest in such loans from lender to servicer, with a corresponding change in how revenues and expenses are reported in the income statement. For securitized and sold credit card loans, amounts that otherwise would have been recorded as net interest income, fee income and provision for loan losses are instead reported in other operating income as net securitization and credit card servicing income.

    During the first quarter of 1997, the Company implemented Statement of Financial Accounting Standards No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"). SFAS 125 did not have a material effect on the Company's consolidated financial statements.

    MANAGED LOAN PORTFOLIO

    The Company analyzes its financial performance on a managed loan portfolio basis. To do so, the income statement and balance sheet are adjusted to reverse the effects of securitization. The Company's discussion of revenues, where applicable, and provision for loan losses includes comparisons to amounts reported in the Company's consolidated statements of income ("owned basis" or "on-balance sheet") as well as on a managed basis.

    The Company's managed loan portfolio is comprised of credit card loans held for securitization, retained interests in loans securitized and the investors' share of securitized credit card loans. The investors' share of securitized credit card loans is not an asset of the Company, and, therefore, is not shown on the Company's consolidated balance sheets. The following tables summarize the Company's managed loan portfolio:

                                                                 JUNE 30,                    DECEMBER 31,
                                                       ----------------------------  ----------------------------
                                                           1998           1997           1997           1996
                                                       -------------  -------------  -------------  -------------
DOLLARS IN THOUSANDS
PERIOD-END BALANCES:
Credit card loans:
  Loans held for securitization......................  $      40,539  $      49,663  $       8,795  $      14,164
  Retained interests in loans securitized............        534,159        226,798        471,831        201,165
  Investors' interests in securitized loans..........      3,306,267      1,848,360      3,066,310      1,400,611
                                                       -------------  -------------  -------------  -------------
Total managed loan portfolio.........................  $   3,880,965  $   2,124,821  $   3,546,936  $   1,615,940
                                                       -------------  -------------  -------------  -------------
                                                       -------------  -------------  -------------  -------------


                                                        SIX MONTHS ENDED JUNE 30,      YEAR ENDED DECEMBER 31,
                                                       ----------------------------  ----------------------------
                                                           1998           1997           1997           1996
                                                       -------------  -------------  -------------  -------------
DOLLARS IN THOUSANDS
AVERAGE BALANCES:
Credit card loans:
  Loans held for securitization......................  $      44,862  $      71,205  $      78,264  $      28,632
  Retained interests in loans securitized............        502,097        217,393        278,554        121,177
  Investors' interests in securitized loans..........      3,107,920      1,541,436      1,938,075        869,047
                                                       -------------  -------------  -------------  -------------
Total managed loan portfolio.........................  $   3,654,879  $   1,830,034  $   2,294,893  $   1,018,856
                                                       -------------  -------------  -------------  -------------
                                                       -------------  -------------  -------------  -------------

    IMPACT OF CREDIT CARD SECURITIZATIONS

    The following table provides a summary of the effects of credit card securitizations on selected line items of the Company's statements of income for each of the periods presented, as well as selected financial information on both an owned and managed loan portfolio basis:

                                           SIX MONTHS ENDED JUNE 30,             YEAR ENDED DECEMBER 31,
                                          ----------------------------  -----------------------------------------
          DOLLARS IN THOUSANDS                1998           1997           1997           1996          1995
----------------------------------------  -------------  -------------  -------------  -------------  -----------
STATEMENTS OF INCOME (OWNED BASIS):
    Net interest income.................  $      40,978  $      23,736  $      57,243  $      26,088  $     6,399
    Provision for loan losses...........         41,432         17,483         43,989         18,477        4,393
    Other operating income..............        144,803         88,909        186,677        126,222       51,083
    Other operating expense.............        105,936         66,777        138,048        101,287       45,640
                                          -------------  -------------  -------------  -------------  -----------
    Income before income taxes..........  $      38,413  $      28,385  $      61,883  $      32,546  $     7,449
                                          -------------  -------------  -------------  -------------  -----------
                                          -------------  -------------  -------------  -------------  -----------
ADJUSTMENTS FOR SECURITIZATIONS:
    Net interest income.................  $     198,589  $     102,296  $     249,118  $     117,403  $    19,955
    Provision for loan losses...........        213,972        105,439        275,310        117,828       21,841
    Other operating income..............         15,383          3,143         26,192            425        1,886
    Other operating expense.............
                                          -------------  -------------  -------------  -------------  -----------
    Income before income taxes..........  $           0  $           0  $           0  $           0  $         0
                                          -------------  -------------  -------------  -------------  -----------
                                          -------------  -------------  -------------  -------------  -----------
STATEMENTS OF INCOME (MANAGED BASIS):
    Net interest income.................  $     239,567  $     126,032  $     306,361  $     143,491  $    26,354
    Provision for loan losses...........        255,404        122,922        319,299        136,305       26,234
    Other operating income..............        160,186         92,052        212,869        126,647       52,969
    Other operating expense.............        105,936         66,777        138,048        101,287       45,640
                                          -------------  -------------  -------------  -------------  -----------
    Income before income taxes..........  $      38,413  $      28,385  $      61,883  $      32,546  $     7,449
                                          -------------  -------------  -------------  -------------  -----------
                                          -------------  -------------  -------------  -------------  -----------
OTHER DATA:
OWNED BASIS:
    Average interest-earning assets.....  $     604,862  $     330,430  $     403,375  $     171,877  $    49,644
    Return on average assets............            6.0%           9.1%           7.7%           9.6%         6.5%
    Return on average equity............           25.6%          23.8%          24.1%          21.6%        15.2%
    Net interest margin(1)..............           13.7%          14.5%          14.2%          15.2%        12.9%

MANAGED BASIS:
    Average interest-earning assets.....  $   3,712,783  $   1,871,866  $   2,341,451  $   1,040,924  $   193,086
    Return on average assets............            1.3%           1.9%           1.6%           1.9%         2.1%
    Return on average equity............           25.6%          23.8%          24.1%          21.6%        15.2%
    Net interest margin(1)..............           13.0%          13.6%          13.1%          13.8%        13.6%

------------------------

(1) Net interest margin is equal to net interest income divided by average interest-earning assets.

NET INTEREST INCOME

    Net interest income consists primarily of interest earned on the Company's credit card loans less interest expense on borrowings to fund the loans.

    Managed net interest income was $239.6 million for the six months ended June 30, 1998, compared to $126.0 million for the same period in 1997. This increase was primarily due to a $1.8 billion increase in average loans over the same comparable period in 1997.

    Managed net interest income for the year ended December 31, 1997, was $306.4 million compared to $143.5 million for the same period in 1996, an increase of $162.9 million. This 114% increase was primarily due to a $1.3 billion increase in average managed loans over the comparable period in 1996. The average yield on managed interest-earning assets decreased to 18.6% for the year ended December 31, 1997, from 19.1% for the year ended December 31, 1996. The acquisition of two credit card portfolios reduced the average yield for the year ended December 31, 1997 by approximately 0.2%. The remaining reduction in the average yield was due to increased charge-offs of finance charges in 1997. The average yield on interest-earning assets on an owned basis decreased to 17.2% for the year ended December 31, 1997, from 17.6% for the same period in 1996.

    Managed net interest income for the year ended December 31, 1996, was $143.5 million compared to $26.4 million for the same period in 1995, an increase of $117.1 million. This increase was primarily due to a $0.8 billion increase in average managed loans over the comparable period in 1995. The average yield on managed interest-earning assets increased to 19.1% for the year ended December 31, 1996, from 18.8% for the year ended December 31, 1995, primarily due to the increase in average credit card loans as a percentage of total interest-earnings assets. The average yield on interest-earning assets on an owned basis increased to 17.6% for the year ended December 31, 1996, from 15.3% for the same period in 1995. This increase was primarily due to an increase in average credit card loans as a percentage of total interest-earning assets.

    The following tables provide an analysis of interest income and expense, net interest spread, net interest margin and average balance sheet data for the six months ended June 30, 1998 and 1997 and for the years ended December 31, 1997, 1996 and 1995:

      ANALYSIS OF AVERAGE BALANCES, INTEREST AND AVERAGE YIELDS AND RATES

                                                         SIX MONTHS ENDED JUNE 30,
                                ----------------------------------------------------------------------------
                                                1998                                   1997
                                -------------------------------------  -------------------------------------
                                   AVERAGE                   YIELD/       AVERAGE                   YIELD/
(DOLLARS IN THOUSANDS)             BALANCE      INTEREST      RATE        BALANCE      INTEREST      RATE
                                -------------  -----------  ---------  -------------  -----------  ---------
OWNED BASIS
ASSETS:
Interest-earning assets:
Federal funds sold............  $      28,847  $       780       5.5%  $      28,286  $       755       5.4%
Short-term investments........         29,056          769       5.3%         13,546          358       5.3%
Credit card loans.............        546,959       52,260      19.3%        288,598       26,155      18.3%
                                -------------  -----------  ---------  -------------  -----------  ---------
Total interest-earning
  assets......................  $     604,862  $    53,809      17.9%  $     330,430  $    27,268      16.6%
Other assets..................        225,561                                 77,520
Allowance for loan losses             (42,569)                               (19,126)
                                -------------                          -------------
Total assets                    $     787,854                          $     388,824
                                -------------                          -------------
                                -------------                          -------------
LIABILITIES AND EQUITY:
Interest-bearing
  liabilities.................  $     280,862  $    12,831       9.2%  $     103,068  $     3,532       6.9%
Other liabilities.............        320,754                                137,776
                                -------------                          -------------
Total liabilities.............  $     601,616                          $     240,844
Stockholders' equity..........        186,238                                147,980
                                -------------                          -------------
Total liabilities and
  equity......................  $     787,854                          $     388,824
                                -------------                          -------------
                                -------------                          -------------
Net interest income and
  interest margin (1).........                 $    40,978      13.7%                 $    23,736      14.5%
Net interest rate spread
  (2).........................                                   8.7%                                   9.7%

MANAGED BASIS
Credit card loans.............  $   3,654,879  $   344,456      19.0%  $   1,830,034  $   174,098      19.2%
Total interest-earning
  assets......................      3,712,783      346,005      18.8%      1,871,866      175,211      18.9%
Total interest-bearing
  assets......................      3,389,031      106,438       6.3%      1,644,504       49,179       6.0%

Net interest income and
  interest margin (1).........                 $   239,567      13.0%                 $   126,032      13.6%
Net interest rate spread
  (2).........................                                  12.5%                                  12.9%

------------------------
(1) Net interest margin is computed by dividing annualized net interest income by average total interest-earning assets.
(2) The net interest rate spread is the annualized yield on average interest-earning assets minus the annualized funding rate on average interest-bearing liabilities.

                                                                   YEAR ENDED DECEMBER 31,
                           --------------------------------------------------------------------------------------------------------
                                         1997                               1996                                1995
                           ---------------------------------  ---------------------------------  ----------------------------------
                            AVERAGE                 YIELD/     AVERAGE                 YIELD/     AVERAGE                  YIELD/
(DOLLARS IN THOUSANDS)      BALANCE    INTEREST      RATE      BALANCE    INTEREST      RATE      BALANCE    INTEREST       RATE
                           ----------  ---------  ----------  ----------  ---------  ----------  ---------  -----------  ----------
OWNED BASIS
ASSETS:
Interest-earning assets:
Federal funds sold.......  $   30,049  $   1,636        5.4%  $   16,299  $     867        5.3%  $   8,501   $     487         5.7%
Short-term investments...      16,509        863        5.2%       5,769        299        5.2%      1,311          75         5.7%
Credit card loans........     356,817     66,695       18.7%     149,809     29,028       19.4%     39,832       7,054        17.7%
                           ----------  ---------        ---   ----------  ---------        ---   ---------  -----------        ---
Total interest-earning
  assets.................  $  403,375  $  69,194       17.2%  $  171,877  $  30,194       17.6%  $  49,644   $   7,616        15.3%
Other assets.............     113,191                             44,829                            22,426
Allowance for loan
  losses.................     (24,169)                            (7,407)                           (1,149)
                           ----------                         ----------                         ---------
Total assets.............  $  492,397                         $  209,299                         $  70,921
                           ----------                         ----------                         ---------
                           ----------                         ----------                         ---------
LIABILITIES AND EQUITY:
Interest-bearing
  liabilities:
Interest-bearing
  deposit................  $      167  $       7        4.4%  $    1,000  $      48        4.8%  $     700   $      36         5.2%
Borrowings...............     149,559     11,944        8.0%      56,708      4,058        7.2%     20,822       1,181         5.7%
                           ----------  ---------        ---   ----------  ---------        ---   ---------  -----------        ---
Total interest-bearing
  liabilities............  $  149,726  $  11,951        8.0%  $   57,708  $   4,106        7.1%  $  21,522   $   1,217         5.7%
Other liabilities........     184,491                             58,739                            19,316
                           ----------                         ----------                         ---------
Total liabilities........     334,217                            116,447                            40,838
Stockholders' equity          158,180                             92,852                            30,083
                           ----------                         ----------                         ---------
Total liabilities and
  equity.................  $  492,397                         $  209,299                         $  70,921
                           ----------                         ----------                         ---------
                           ----------                         ----------                         ---------
Net interest income and
  interest margin (1)....              $  57,243       14.2%              $  26,088       15.2%              $   6,399        12.9%
Net interest rate spread
  (2)....................                               9.2%                              10.5%                                9.6%

MANAGED BASIS
Credit card loans........  $2,294,893  $ 433,334       18.9%  $1,018,856  $ 197,467       19.4%  $ 183,274   $  35,775        19.5%
Total interest-earning
  assets.................   2,341,451    435,833       18.6%   1,040,924    198,633       19.1%    193,086      36,337        18.8%
Total interest-bearing
  liabilities............   2,087,801    129,472        6.2%     926,755     55,142        5.9%    164,964       9,983         6.1%

Net interest income and
  interest margin (1)....              $ 306,361       13.1%              $ 143,491       13.8%              $  26,354        13.7%
Net interest rate spread
  (2)....................                              12.4%                              13.2%                               12.7%

------------------------------
(1) Net interest margin is computed by dividing net interest income by average total interest-earning assets.
(2) The interest rate spread is the yield on average interest-earning assets minus the funding rate on average interest-bearing liabilities.

    INTEREST VARIANCE ANALYSIS

    Net interest income is affected by changes in the average interest rate earned on interest-earning assets and the average interest rate paid on interest-bearing liabilities, in addition to changes in the volume of interest-earning assets and interest-bearing liabilities. The following tables present the effects of changes in average volume and interest rates on individual financial statement line items on an owned basis:

                                                                                 SIX MONTHS ENDED DECEMBER 31,
                                                                                         1998 VS. 1997
                                                                                --------------------------------
                                                                                         CHANGE DUE TO*
                                                                                --------------------------------
DOLLARS IN THOUSANDS                                                            INCREASE    VOLUME       RATE
                                                                                ---------  ---------  ----------
INTEREST INCOME:
Federal funds sold............................................................  $      25  $      15  $       10
Short-term investments........................................................        411        411           0
Credit card loans.............................................................     26,105     24,613       1,492
                                                                                ---------  ---------  ----------
Total interest income.........................................................  $  26,541  $  27,211  $     (670)

INTEREST EXPENSE:                                                                   9,299      7,794       1,505
                                                                                ---------  ---------  ----------
Net interest income...........................................................  $  17,242  $  19,417  $   (2,175)
                                                                                ---------  ---------  ----------
                                                                                ---------  ---------  ----------

                                                  YEAR ENDED DECEMBER 31,           YEAR ENDED DECEMBER 31,
                                                       1997 VS. 1996                     1996 VS. 1995
                                              --------------------------------  -------------------------------
                                                       CHANGE DUE TO*                   CHANGE DUE TO*
                                              --------------------------------  -------------------------------
DOLLARS IN THOUSANDS                          INCREASE    VOLUME       RATE     INCREASE    VOLUME      RATE
                                              ---------  ---------  ----------  ---------  ---------  ---------
INTEREST INCOME:
Federal funds sold..........................  $     769  $     749  $       20  $     380  $     412  $     (32)
Short-term investments......................        564        562           2        224        230         (6)
Credit card loans...........................     37,667     38,655        (988)    21,974     21,250        724
                                              ---------  ---------  ----------  ---------  ---------  ---------
Total interest income.......................  $  39,000  $  39,694  $     (694) $  22,578  $  21,322  $   1,256

INTEREST EXPENSE:
Interest-bearing deposits...................        (41)       (37)         (4)        12         14         (2)
Borrowings..................................      7,886      7,364         522      2,877      2,499        378
                                              ---------  ---------  ----------  ---------  ---------  ---------
Total interest expense......................      7,845      7,288         557      2,889      2,506        383
                                              ---------  ---------  ----------  ---------  ---------  ---------
Net interest income                           $  31,155  $  32,406  $   (1,251) $  19,689  $  18,816  $     873
                                              ---------  ---------  ----------  ---------  ---------  ---------
                                              ---------  ---------  ----------  ---------  ---------  ---------

------------------------

* The change in interest due to both volume and rates has been allocated in proportion to the relationship of the absolute dollar amounts of the change in each. The changes in income and expense are calculated independently for each caption in the analysis. The totals for the volume and rate columns are not the sum of the individual lines.

OTHER OPERATING INCOME

    Other operating income contributes substantially to the Company's results of operations, representing 73%, 73% and 81% of owned revenues for the six months ended June 30, 1998 and the years ended

December 31, 1997 and 1996, respectively. The following table presents other operating income on an owned basis:

                                                     SIX MONTHS ENDED JUNE
                                                              30,                  YEAR ENDED DECEMBER 31,
                                                     ----------------------  -----------------------------------
DOLLARS IN THOUSANDS                                    1998        1997        1997         1996        1995
                                                     -----------  ---------  -----------  -----------  ---------
OTHER OPERATING INCOME:
Net securitization and credit card servicing
  income...........................................  $    64,955  $  44,827  $    79,533  $    49,921  $  16,003
Credit card fees, interchange and other credit card
  income...........................................       28,746     17,836       43,731       26,028     10,639
Fee-based services revenues........................       39,342     24,625       55,502       29,853      6,662
Net extended service plan revenues.................       11,760      1,621        7,911       20,420     17,779
                                                     -----------  ---------  -----------  -----------  ---------
    Total..........................................  $   144,803  $  88,909  $   186,677  $   126,222  $  51,083
                                                     -----------  ---------  -----------  -----------  ---------
                                                     -----------  ---------  -----------  -----------  ---------

    Other operating income increased $55.9 million for the six months ended June 30, 1998, over the comparable period in 1997, primarily due to income generated from the growth in average securitized credit card loans. Additionally, Fee-Based Services revenues increased by $24.9 million. This increase is driven by the continued successful performance of the Company's debt waiver product and the change in operations for the extended service plan business whereby the Company assumed the responsibility for claims processing and underwriting on contracts sold on or after January 1, 1997. As a result of this operating change, all extended service plan revenues and the related operating margins have been deferred and are recognized over the life of the related extended service plan contracts. In addition, PurchaseShield-SM- revenues contributed to the increase in combined Fee-Based Services revenues.

    Other operating income increased $60.5 million for the year ended December 31, 1997, over 1996, primarily due to income generated from the growth in average securitized credit card loans. Additionally, Fee-Based Services revenues increased 26% to $63.4 million because of the Company's marketing efforts to cross-sell other products and services to its customers. Specifically, debt waiver product revenue increased by $22.1 million to $47.6 million for the year ended December 31, 1997, as the Company continued to add new credit card customers with debt waiver protection. In addition, interchange revenue increased over the prior year due to credit card charge volume increasing to approximately $2.7 billion in 1997 from $1.7 billion in 1996.

    Other operating income increased $75.1 million for the year ended December 31, 1996, over 1995, primarily due to income generated from the growth in average securitized credit card loans. Additionally, Fee-Based Services revenues increased 106% to $50.3 million as the Company's marketing efforts to cross-sell other products and services to its customers were successful. Specifically, debt waiver product revenue increased by $20.6 million to $25.5 million for the year ended December 31, 1996, as the Company continued to add new credit card customers with debt waiver protection.

OTHER OPERATING EXPENSE

                                                     SIX MONTHS ENDED JUNE
                                                              30,                  YEAR ENDED DECEMBER 31,
                                                     ----------------------  -----------------------------------
DOLLARS IN THOUSANDS                                    1998        1997        1997         1996        1995
                                                     -----------  ---------  -----------  -----------  ---------
OTHER OPERATING EXPENSE:
Credit card account and other product solicitation
  and marketing expense............................  $    21,427  $  16,477  $    30,503  $    29,297  $  23,089
Employee compensation..............................       29,672     16,137       35,200       23,068      2,466
Data processing services and communications........       16,970      9,265       20,087       12,757      3,090
Third-party servicing expense......................        5,058      5,739       12,711        9,207      5,300
Warranty and debt waiver underwriting and claims
  servicing expense................................        5,420      2,388        6,053       10,024      6,552
Credit card fraud losses...........................        2,320      1,579        3,240        2,276        775
Other..............................................       25,069     15,192       30,254       14,658      4,368
                                                     -----------  ---------  -----------  -----------  ---------
    Total..........................................  $   105,936  $  66,777  $   138,048  $   101,287  $  45,640
                                                     -----------  ---------  -----------  -----------  ---------
                                                     -----------  ---------  -----------  -----------  ---------

    Total other operating expenses include direct and allocated expenses from FCI for administrative services provided to the Company under an administrative services agreement between the Company and FCI (the "Administrative Services Agreement"). Additionally, total other operating expenses reflect the retroactive effects of additional intercompany agreements and contracts between the Company and FCI or its subsidiaries.

    Total other operating expenses for the six months ended June 30, 1998 increased $39.2 million over the comparable period in 1997, primarily due to increases in employee compensation, data processing services and communications and other expenses. Employee compensation increased due to staffing needs to support the increase in credit card accounts and other functions. The increase in data processing services and communications expense was largely due to the increased number of credit card accounts, transaction volumes and loan balances. The increase in other expenses is primarily due to general growth in the business lines and building an infrastructure to support the growth.

    Total other operating expenses for the year ended December 31, 1997, increased $36.8 million over 1996, largely due to costs associated with the growth of the Company's business activities. Also, total other operating expenses increased due to increases in data processing services and communications expenses and third-party servicing expenses of $7.3 million and $3.5 million, respectively. These cost increases were largely due to the growth in credit card accounts, transaction volumes and loan balances. Employee compensation also increased $12.1 million to $35.2 million for the year ended December 31, 1997, due to increased staffing needs to support the increase in credit card accounts and other functions.

    Total other operating expenses for the year ended December 31, 1996, increased $55.6 million over 1995, largely due to costs associated with the growth of the Company's business activities. Credit card account and other product solicitation and marketing expenses rose by $6.2 million over the same period in the prior year. New credit card account solicitation programs were implemented in 1996, increasing the number of credit card accounts and loans outstanding. The Company also incurred increased solicitation costs in its efforts to increase the penetration of Fee-Based Services sold to the Company's customers, and customers of third party clients, and extended service plan sales on warrantable products sold by Fingerhut. Also, total other operating expenses increased due to increases in data processing services and communications expenses and third-party servicing expenses of $9.7 million and $3.9 million, respectively. These cost increases were largely due to the growth in credit card accounts, transaction volumes and loan balances. Employee compensation also increased $20.6 million to $23.1 million for the year ended December 31, 1996, due to increased management incentive plan expenses, increased staffing needs to support the increase in credit card accounts and the internalization of credit card collections and other functions.

INCOME TAXES

    The Company's provision for income taxes includes both federal and state income taxes. Applicable income tax expense was $14.8 million and $10.9 million for the six-month periods ended June 30, 1998 and 1997, respectively, and $23.8 million, $12.5 million and $2.9 million for the years ended December 31, 1997, 1996 and 1995, respectively. This tax expense represents an effective tax rate of 38.5% for the periods presented.

ASSET QUALITY

    The Company's delinquency and net loan charge-off rates at any point in time reflect, among other factors, the credit risk of loans, the average age of the Company's various credit card account portfolios, the success of the Company's collection and recovery efforts, and general economic conditions. The average age of the Company's credit card portfolio affects the stability of delinquency and loss rates of the portfolio. The Company continues to focus its resources on refining its credit underwriting standards for new accounts, and on collections and post charge-off recovery efforts to minimized net losses. At June 30, 1998, 55% of managed accounts and 47% of managed loans were less than 24 months old. Accordingly, the Company believes that its loan portfolio will experience increasing or fluctuating levels of delinquency and loan losses as the average age of the Company's accounts increases.

    This trend is reflected in the change in the Company's net charge-off ratio. For the six-month period ended June 30, 1998, the Company's net charge-off ratio stood at 9.7%, compared to 8.8% for the same period in 1997. For the year ended December 31, 1997, the Company's net charge-off ratio stood at a rate of 8.3%, compared to 6.2% and 2.2% for the years ended December 31, 1996 and 1995, respectively. The charge-off ratio for the six months ended June 30, 1998 and the year ended December 31, 1997 was favorably impacted by the portfolio acquisitions. The Company believes, consistent with its statistical models and other credit analyses, that this rate will continue to fluctuate but generally rise over the next year.

    The Company's strategy for managing loan losses to maximize profitability consists of credit line management, customer purchase authorizations and risk-based pricing so that an acceptable profit margin is maintained based on the perceived risk of each credit card account. Under this strategy, interest rates are established for each credit card account based on its perceived risk profile. Loan losses are further managed through the offering of credit lines which are generally lower than is currently standard in the industry. Individual accounts and their related credit lines are also continually managed using various marketing, credit and other management processes in order to continue to maximize the profitability of accounts.

    DELINQUENCIES

    Delinquencies not only have the potential to affect earnings in the form of net loan losses, but are also costly in terms of the personnel and other resources dedicated to their resolution. Delinquency levels are monitored on a managed basis, since delinquency on either an owned or managed basis subjects the Company to credit loss exposure. A credit card account is contractually delinquent if the minimum payment is not received by the specified date on the cardholder's statement. It is the Company's policy to continue to accrue interest and fee income on all credit card accounts, except in limited circumstances, until the account and all related loans, interest and other fees are charged off. The following table presents the delinquency trends of the Company's credit card loan portfolio on a managed portfolio basis:

                            MANAGED LOAN DELINQUENCY

                           JUNE 30,      % OF       JUNE 30,      % OF       DECEMBER 31,      % OF       DECEMBER 31,      % OF
DOLLARS IN THOUSANDS         1998        TOTAL        1997        TOTAL          1997          TOTAL          1996          TOTAL
                          ----------  -----------  ----------  -----------  --------------  -----------  --------------  -----------
Managed loan
  portfolio.............  $3,880,965         100%  $2,124,821         100%   $  3,546,936          100%   $  1,615,940          100%
Loans contractually
  delinquent:
  30 to 59 days.........      89,583         2.3%      41,650         2.0%         72,114          2.0%         32,114          2.0%
  60 to 89 days.........      64,684         1.7%      27,400         1.3%         49,300          1.4%         20,398          1.2%
  90 or more days.......     134,346         3.4%      55,794         2.6%        111,166          3.2%         36,857          2.3%
                          ----------         ---   ----------         ---   --------------         ---   --------------         ---
    Total...............  $  288,613         7.4%  $  124,844         5.9%   $    232,580          6.6%   $     89,369          5.5%
                          ----------         ---   ----------         ---   --------------         ---   --------------         ---
                          ----------         ---   ----------         ---   --------------         ---   --------------         ---

    The above numbers reflect continued seasoning of the Company's managed loan portfolio and, in 1997, the ratio was favorably impacted by the portfolio acquisitions. The Company intends to continue to focus its resources on its collection efforts to minimize the negative impact to net loan losses that results from increased delinquency levels.

    NET CHARGE-OFFS

    Net charge-offs include the principal amount of losses from cardholders unwilling or unable to pay their loan balances, as well as bankrupt and deceased cardholders, less current period recoveries. Net charge-offs exclude finance charges and fees, which are charged against the related income at the time of charge-off. The following table presents the Company's net charge-offs for the periods indicated as reported in the consolidated financial statements and on a managed portfolio basis:

                                             SIX MONTHS ENDED JUNE    YEAR ENDED DECEMBER
                                                      30,                     31,
                                             ----------------------  ----------------------
DOLLARS IN THOUSANDS                            1998        1997        1997        1996
                                             ----------  ----------  ----------  ----------
OWNED BASIS:
    Average loans outstanding..............  $  546,959  $  288,598  $  356,817  $  149,809
    Net charge-offs........................      25,662      12,927      29,398       9,327
    Net charge-offs as a percentage of
      average loans outstanding............         9.5%        9.0%        8.2%        6.2%
                                             ----------  ----------  ----------  ----------
                                             ----------  ----------  ----------  ----------
MANAGED BASIS:
    Average loans outstanding..............  $3,654,879  $1,830,034  $2,294,893  $1,018,856
    Net charge-offs........................     176,709      79,572     191,130      62,855
    Net charge-offs as a percentage of
      average loans outstanding............         9.7%        8.8%        8.3%        6.2%
                                             ----------  ----------  ----------  ----------
                                             ----------  ----------  ----------  ----------

    PROVISION AND ALLOWANCE FOR LOAN LOSSES

    The allowance for loan losses is maintained for on-balance sheet loans. For securitized loans, anticipated losses and related recourse reserves are reflected in the calculations of net securitization and credit card servicing income. Provisions for loan losses are made in amounts necessary to maintain the allowance at a level estimated to be sufficient to absorb probable future losses of principal and earned interest, net of recoveries, inherent in the existing on-balance sheet loan portfolio.

    The provision for loan losses on an owned basis for the six-month periods ended June 30, 1998 and 1997 was $41.4 million and $17.5 million, respectively. The provision for the year ended December 31, 1997 totaled $44.0 million compared to a provision of $18.5 million in 1996. The amount and level of the provision for loan losses on an owned basis may vary from period to period, depending on the amount of credit card loans sold and securitized in a particular period. However, the increase in the periods presented is primarily reflective of the overall maturation of the portfolio, the increase in on-balance sheet loans, the increase in delinquent loans and the overall seasoning of the portfolio. The following table presents the change in the Company's allowance for loan losses and other ratios on both an owned and a managed portfolio basis for the periods presented:

                     ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

                                                          SIX MONTHS ENDED         YEAR ENDED
                                                              JUNE 30,            DECEMBER 31,
                                                        --------------------  --------------------
DOLLARS IN THOUSANDS                                      1998       1997       1997       1996
                                                        ---------  ---------  ---------  ---------
OWNED BASIS
Balance at beginning of period........................  $  32,039  $  12,829  $  12,829  $   3,679
Allowance related to assets acquired, net.............        110        806      4,619
Provision for loan losses.............................     41,432     17,483     43,989     18,477
Loans charged off.....................................     26,656     13,205     30,065      9,514
Recoveries............................................        994        278        667        187
Net loan charge-offs..................................     25,662     12,927     29,398      9,327
                                                        ---------  ---------  ---------  ---------
Balance at end of period..............................  $  47,919  $  18,191  $  32,039  $  12,829
                                                        ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------
Ending allowance as a percentage of loans.............        8.3%       6.6%       6.7%       6.0%
                                                        ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------

                                                         SIX MONTHS            YEAR ENDED
                                                       ENDED JUNE 30,         DECEMBER 31,
                                                    --------------------  --------------------
DOLLARS IN THOUSANDS                                  1998       1997       1997       1996
                                                    ---------  ---------  ---------  ---------
MANAGED BASIS
Balance at beginning of period....................  $ 244,084  $  95,669  $  95,669  $  22,219
Allowance related to assets acquired, net.........      1,378        806     20,246
Provision for loan losses.........................    255,404    122,922    319,299    136,305
Loans charged off.................................    183,090     81,280    195,535     64,083
Recoveries........................................      6,381      1,708      4,405      1,228
Net loan charge-offs..............................    176,709     79,572    191,130     62,855
                                                    ---------  ---------  ---------  ---------
Balance at end of period..........................  $ 324,157  $ 139,825  $ 244,084  $  95,669
                                                    ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------
Ending allowance as a percentage of loans.........        8.4%       6.6%       6.9%       5.9%
                                                    ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------

    Management believes the allowance for loan losses on both an owned and a managed basis is adequate to cover probable losses in the loan portfolio under current conditions and expected trends. However, there can be no assurance as to the future credit losses that may be incurred in connection with the Company's loan portfolio, nor can there be any assurance that the loan loss allowance that has been established by the Company will be sufficient to absorb such future loan losses. Management will continue to monitor the allowance for loan losses and make additional provisions to the allowance as it deems appropriate and necessary given the circumstances.

    DERIVATIVES ACTIVITIES

    The Company uses derivative financial instruments for the purpose of managing its exposure to changes in market interest rates and has a number of mechanisms in place to monitor and control both market rate and credit risks from these derivatives activities. All derivatives strategies and transactions must be approved by the Company's senior management.

    The Company has entered into interest rate cap and swap agreements to hedge its economic exposure to the impact of fluctuating interest rates associated with the spread between the floating rate credit card loans owned by the Metris Master Trust (the "Trust") and the floating and fixed rate certificates issued by the Trust to fund the loans. In connection with the issuance of the $773 million Trust Series 1998-1 securities in July 1998, the Company entered into term agreements with bank counterparties in a total notional amount of $753 million effectively capping the index underlying the securities' floating interest rate at 9.2%. The Company entered into interest rate swap agreements guaranteed by FCI in April 1996 and May 1997 to effectively hedge the potential mismatch of the floating rate yield of the Trust assets with the fixed rate of the Trust Series 1996-1 and 1997-1 certificates by receiving a fixed rate and paying a floating rate. Total notional amounts of these swap transactions amounted to $605.5 million for Trust Series 1996-1 and $722.5 million for Trust Series 1997-1. The Company receives the benefits and bears the obligations of these swap transactions. The Company is currently working with the bank counterparties to amend the swaps to remove the FCI guarantees.

    MARKET RISK

    Market risk is the risk of loss from adverse changes in market prices and rates. The Company's principal market risk is due to changes in market interest rates. This affects the Company directly in its lending and borrowing activities, as well as indirectly as interest rates may impact the payment performance of the Company's cardholders.

    To manage the Company's direct risk to market interest rates, management actively monitors interest rates and the interest sensitive components of the Company's owned and managed balance sheet to minimize the impact changes in interest rates have on the fair market of assets, net income and cash flow. Management seeks to minimize the impact of changes in interest rates on the Company primarily by matching asset and liability repricings.

    The Company's primary owned and managed assets are credit card loans, which are virtually all priced at rates indexed to the variable Prime Rate. On-balance sheet loans are funded through a combination of cash flow from operations, the Company's $300 million bank credit facility, on which pricing is indexed to the variable London Interbank Offered Rate ("LIBOR") or a Prime Rate, $100 million in 10% Senior Notes, and stockholders equity. The Company's off-balance sheet managed loans are owned by the Trust and a bank-sponsored multi-seller receivables conduit (the "Conduit"), which have committed current funding indexed to variable commercial paper rates, as well as term funding which is either directly indexed to LIBOR or at fixed rates. At June 30, 1998, approximately 40% of the trust funding of off-balance sheet receivables was funded with fixed rate certificates issued by one of the trusts.

    Combining the interest rate swap transactions referred to above with the total Trust funding, 100% of the funding for the off-balance sheet loan portfolio is indexed to floating commercial paper and LIBOR rates. On a total managed receivables basis, 89% of the total managed receivables were funded, including the impact of the interest rate swap agreements, with floating rate debt indexed to commercial paper, prime or LIBOR at June 30, 1998.

    One approach used by management to quantify interest rate risk is a sensitivity analysis. This approach calculates the impact on net income from an instantaneous and sustained change in interest rates by 200 basis points. A 200 basis point increase in interest rates affecting the Company's floating rate financial instruments, including both debt obligations and loans, will result in an increase in net income of approximately $4 million relative to a base case over the next 12 months, while a decrease of 200 basis points will result in a reduction in net income of approximately $4 million. The Company's use of this methodology to quantify the market risk of financial instruments should not be construed as an endorsement of its accuracy or the accuracy of the related assumptions. In addition, this methodology does not take into account the indirect impact interest rates may have on the payment performance of the Company's cardholders. The quantitative information about market risk is necessarily limited because it does not take into account operating transactions or other costs associated with managing immediate changes in interest rates.

LIQUIDITY, FUNDING AND CAPITAL RESOURCES

    One of the Company's primary financial goals is to maintain an adequate level of liquidity through active management of assets and liabilities. Because the pricing and maturity characteristics of the Company's assets and liabilities change, liquidity management is a dynamic process, affected by changes in short and long term interest rates. The Company utilizes a variety of financing sources to manage liquidity, refunding, and interest rate risks. Current funding sources are committed and/or available by counterparties to the Company through facilities established by the Company and, prior to 1998, by FCI.

    The Company finances the growth of its credit card loan portfolio through cash flow from operations, asset securitization, bank financing, long-term debt issuance and equity issuance.

    At June 30, 1998 and 1997, the Company has received cumulative net proceeds of approximately $3.2 billion and $1.8 billion, respectively, from sales of credit card loans, of which $24.3 million and $9.2 million, respectively, was deposited in an investor reserve account held for the benefit of the certificate holders in the Trust or the Conduit. Cash generated from these transactions was used to reduce short-term borrowings and to fund credit card loan growth.

    In September 1996, the Company executed a $300 million, five-year revolving credit facility (the "Revolving Credit Facility"). The Revolving Credit Facility is guaranteed by FCI and is further supported by the pledge of the stock of certain subsidiaries of the Company and certain loans and interest held therein by the Company. The Revolving Credit Facility contains certain financial covenants standard for revolving credit facilities of this type, including minimum net worth, minimum equity to managed assets ratio, maximum leverage and limitation on indebtedness. At June 30, 1998 and December 31, 1997 and 1996, the Company had outstanding borrowings of $150 million, $144 million and $50 million, respectively, under the Revolving Credit Facility.

    On June 30, 1998, the Company closed a new $200 million, three-year revolving credit facility and a $100 million five-year term loan. These agreements will become effective upon consummation of the Spin Off and are not guaranteed by FCI. The loans will be secured by receivables and subsidiary stock and guaranteed by certain subsidiaries of the Company.

    Financial covenants include, but are not limited to, limitations on minimum net worth, tangible net worth and net worth plus reserves to managed receivables and delinquent receivables. The new credit facility will have pricing that is significantly more expensive than the Revolving Credit Facility.

    The Company's lower independent credit ratings after the Spin Off will also reduce the advance rate on a portion of the sale of receivables to the Trust. This will require approximately $40 million in additional on-balance sheet funding by the Company to finance the unsold loans.

    In November 1997, the Company privately issued and sold $100 million of 10% Senior Notes due 2004 pursuant to an exemption under the Securities Act of 1933, as amended. The net proceeds were used to reduce borrowings under the Revolving Credit Facility. In March 1998, the Company completed an exchange offer for the Senior Notes pursuant to a registration statement, and the terms of the new Senior Notes are identical in all material respects to the original private issue. The Senior Notes are unconditionally guaranteed on a senior basis, jointly and severally, by Metris Direct, Inc. (the "Guarantor"). The guarantee is an unsecured obligation of the Guarantor and ranks pari passu with all existing and future unsubordinated indebtedness.

    The Federal Reserve Act imposes various legal limitations on the extent to which banks that are members of the Federal Reserve System can finance or otherwise supply funds to certain of their affiliates. In particular, Direct Merchants Bank is subject to certain restrictions on any extensions of credit to the Company or its subsidiaries. Additionally, Direct Merchants Bank is limited in its ability to declare dividends to the Company. Therefore, Direct Merchants Bank's investments in federal funds sold are generally not available for the general liquidity needs of the Company or its subsidiaries. Such restrictions were not material to the operations of the Company at December 31, 1997 and 1996.

    As the portfolio of credit card loans grows, or as the Trust certificates amortize or are otherwise paid, the Company's funding needs will increase accordingly. The Company believes that its cash flow from operations, together with its asset securitization programs, Credit Facility, long-term debt issuance and equity issuance will provide adequate liquidity to the Company for meeting anticipated cash needs, although no assurance can be given to that effect.

    CAPITAL ADEQUACY

    In October 1996, the Company completed an initial public offering of 3,258,333, or 17%, of its common shares, which raised net proceeds of approximately $47.2 million. This augmented $60.0 million in capital contributions from FCI and the Company's retention of earnings.

    Direct Merchants Bank is subject to certain capital adequacy guidelines adopted by the OCC and monitored by the FDIC and the OCC. At December 31, 1997 and 1996, Direct Merchants Bank exceeded the minimum required capital levels and was considered a "well-capitalized" depository institution under regulations of the OCC.

                                    BUSINESS

BUSINESS LINES

    The Company currently operates two business lines: (i) Consumer Credit Products and (ii) Fee-Based Services.

    CONSUMER CREDIT PRODUCTS

    PRODUCTS. Consumer Credit Products currently are unsecured and secured credit cards, including the Direct Merchants Bank MasterCard, VISA, Fingerhut co-branded MasterCard and the Bally co-branded MasterCard. In addition, the Company has affinity programs with three other partners. In the future, the Company may offer other co-branded credit cards and may also offer other Consumer Credit Products either directly or through alliances with other companies. At June 30, 1998, the Company had approximately 2.4 million credit card accounts with approximately $3.9 billion in managed credit card loans. Fingerhut Customers represented approximately 39% of the accounts and approximately 40% of the managed loans. According to published reports, as of May 1998, the Company was among the top 25 credit card issuers in the United States based on managed credit card loan balances.

    CREDIT SCORING. The Company acquires a Fingerhut Score for prospective customers in the Fingerhut Database. The Company also acquires credit bureau information, including risk scores provided by Fair, Isaac & Company ("FICO scores"), for all Fingerhut Customers. For those Fingerhut Customers who have FICO scores, the Company uses the Fingerhut Score to further segment Fingerhut Customers into narrower ranges within each FICO score subsegment, allowing the Company to better evaluate credit risk and to tailor its risk-based pricing accordingly. Additionally, the Fingerhut Score is used to target selected individuals who have no credit bureau information, and consequently no FICO scores, allowing the Company to target Fingerhut Customers who would not typically be solicited by other credit card issuers.

    The Company has developed a Proprietary Modeling System for External Prospects. The Proprietary Modeling System consists of sophisticated models which produce a credit risk score (a "Proprietary Score") for each prospect. The Proprietary Score, like the Fingerhut Score, segments External Prospects into narrower ranges within each FICO score subsegment, allowing the Company to better evaluate individual credit risk and to tailor its risk-based pricing accordingly. The Company also uses this segmentation to exclude certain individuals from its marketing solicitations.

    The Company generates External Prospects from lists obtained directly from the major credit bureaus based on criteria established by the Company. The Company establishes the range of FICO scores it plans to target for a specific campaign and receives files from the credit bureaus which contain individual credit records of the External Prospects who fall within this range. The files are incorporated into the Proprietary Modeling System, which further segments External Prospects based upon their Proprietary Scores. The mailing lists generated from the Proprietary Modeling System are then checked against the Suppress File and any matching names are excluded. The Company currently does not solicit External Prospects who do not have FICO scores.

    The Company believes the Fingerhut Score and its Proprietary Modeling System, in conjunction with the Suppress File and FICO Scores, allow it to make prudent decisions in evaluating the credit risk of moderate income consumers.

    SOLICITATION. Prospects for solicitation include both Fingerhut Customers and External Prospects. They are contacted on a nationwide basis primarily through pre-screened direct mail and telephone solicitations. The Company receives responses to its prescreened solicitations, performs fraud screening, verifies name and address changes, and obtains any information which may be missing from the application. Applications are then sent to third party data entry providers, which key the application information and process the applications based on the criteria provided by the Company. The Company then makes the credit decisions and approves, denies or begins exception processing. The Company processes exceptions for, among other things, derogatory credit bureau information and fraud warnings. Exception applications are processed manually by credit analysts based on policies approved by the Company's credit committee.

    PRICING. The Company's strategy to maximize customer profitability relies on its risk-based pricing. The specific pricing for a credit card offer is primarily based on the prospect's risk profile prior to solicitation. A prospect is evaluated to determine credit needs, credit risk, and existing credit availability. A customized offer is developed that includes the most appropriate product, brand, pricing, and credit line. The Company currently offers over 100 different pricing structures on its credit card products, with annual fees ranging from $0 to $75 and annual percentage rates ranging from prime plus 6.4% to prime plus 18.4%, excluding the Key and Mercantile portfolio acquisitions. After credit card accounts are opened, the Company actively monitors customers' internal and external credit performance and periodically recalculates behavior, revenues, attrition and bankruptcy predictors. As customers evolve through the credit lifecycle and are regularly rescored, the lending relationship can evolve to include more competitive (or more restrictive) pricing and product configurations.

    AGE OF PORTFOLIO. The following table sets forth, as of June 30, 1998, the number of total accounts and amount of outstanding loans based upon the age of the managed accounts:

                                                              LOANS
                                 NUMBER                    OUTSTANDING   PERCENTAGE OF
                                   OF     PERCENTAGE OF    (DOLLARS IN       LOANS
AGE SINCE ORIGINATION           ACCOUNTS     ACCOUNTS       THOUSANDS)    OUTSTANDING
------------------------------  --------  --------------   ------------  --------------
0-6 Months....................   349,426          14.4%    $    207,438           5.3%
7-12 Months...................   392,934          16.2%         602,583          15.5%
13-18 Months..................   254,342          10.4%         435,944          11.2%
19-24 Months..................   337,692          13.9%         580,337          15.0%
25-36 Months..................   660,992          27.2%       1,236,415          31.9%
37+ Months....................   434,658          17.9%         818,248          21.1%
                                --------        -------    ------------        -------
      Total...................  2,430,044        100.0%    $  3,880,965         100.0%
                                --------        -------    ------------        -------
                                --------        -------    ------------        -------

    GEOGRAPHIC DISTRIBUTION. The Company solicits credit card customers on a national basis and, therefore, maintains a geographically diversified portfolio. The following table shows the distribution of total accounts and amount of outstanding loans by state, as of June 30, 1998:

                                                              LOANS
                                NUMBER                     OUTSTANDING   PERCENTAGE OF
                                OF        PERCENTAGE OF    (DOLLARS IN       LOANS
STATE                           ACCOUNTS     ACCOUNTS       THOUSANDS)    OUTSTANDING
------------------------------  --------  --------------   ------------  --------------
Texas.........................   277,583          11.4%    $    462,031          11.9%
California....................   270,323          11.1%         474,557          12.2%
Florida.......................   174,500           7.2%         282,268           7.3%
New York......................   157,500           6.5%         249,472           6.4%
Ohio..........................    93,834           3.9%         144,778           3.7%
Illinois......................    80,975           3.3%         131,167           3.4%
Pennsylvania..................    88,902           3.7%         134,404           3.5%
Missouri......................    71,511           2.9%         112,943           2.9%
Mississippi...................    66,097           2.7%          93,339           2.4%
All Others (1)................  1,148,819         47.3%       1,796,006          46.3%
                                --------        -------    ------------        -------
      Total...................  2,430,044        100.0%    $  3,880,965         100.0%
                                --------        -------    ------------        -------
                                --------        -------    ------------        -------

------------------------

    (1) No other state accounts for more than 2.5% of loans outstanding.

    THE ADAPTIVE CONTROL SYSTEM. The Company uses FDR's adaptive control system (the "Adaptive Control System"), which uses statistical models and basic account financial information to regularly assign credit line increases and decreases to individual customers, as well as to determine the systematic collection steps to be taken at the various stages of delinquency. The Adaptive Control System manages the authorization of most transactions; in addition, it implements the collections strategies determined by the Company to be used for delinquent accounts and non-delinquent accounts that have balances above their assigned credit line (referred to as "overlimit" accounts).

    CREDIT LINES. Once an account is approved, an initial credit line is established based on the individual's risk profile using automated screening and credit scoring techniques. This process results in a portfolio (excluding portfolio acquisitions) with average credit lines that are below the industry average due to the higher average risk elements inherent in the Company's target market. The Company may elect, at any time and without prior notice to the cardholders to preclude or restrict further credit card use by the cardholders usually as a result of poor payment performance or the Company's concern over the creditworthiness of the cardholders. Credit lines are managed based on the results of the behavioral scoring analysis in accordance with criteria established by the Company.

    The following tables set forth information with respect to account balance and credit limit ranges of the Company's managed portfolio, as of June 30, 1998:

                                                              LOANS
                                 NUMBER                    OUTSTANDING   PERCENTAGE OF
                                   OF     PERCENTAGE OF    (DOLLARS IN       LOANS
CREDIT LIMIT RANGE              ACCOUNTS     ACCOUNTS       THOUSANDS)    OUTSTANDING
------------------------------  --------  --------------   ------------  --------------
$1,000 or Less................   262,363          10.8%    $    149,471           3.9%
$1,001 - 2,000................   600,321          24.7%         684,219          17.6%
$2,001 - 3,500................   653,914          26.9%       1,097,595          28.3%
$3,500 - 5,000................   571,941          23.5%       1,222,252          31.5%
Over $5,000...................   341,505          14.1%         727,428          18.7%
                                --------        -------    ------------        -------
          Total...............  2,430,044        100.0%    $  3,880,965         100.0%
                                --------        -------    ------------        -------
                                --------        -------    ------------        -------

                                                              LOANS        PERCENTAGE
                                 NUMBER                    OUTSTANDING         OF
                                   OF     PERCENTAGE OF    (DOLLARS IN       LOANS
ACCOUNT BALANCE RANGE           ACCOUNTS     ACCOUNTS       THOUSANDS)    OUTSTANDING
------------------------------  --------  --------------   ------------  --------------
Credit Balance................    31,112           1.3%    $     -2,608           0.0%
No Balance....................   385,491          15.9%               0           0.0%
$1,000 or Less................   653,456          26.9%         294,309           7.6%
$1,001 - 2,000................   549,881          22.6%         825,294          21.3%
$2,001 - 3,500................   505,146          20.8%       1,333,451          34.3%
Over $3,500...................   304,958          12.5%       1,430,519          36.8%
                                --------        -------    ------------        -------
          Total...............  2,430,044        100.0%    $  3,880,965         100.0%
                                --------        -------    ------------        -------
                                --------        -------    ------------        -------

    DELINQUENCY, COLLECTIONS AND CHARGE-OFFS. The Company considers an account delinquent if a payment due is not received by the Company within 25 days from the closing date of the statement. Collection activities are determined by the Adaptive Control System, which continually monitors all delinquent accounts. The collections function is handled internally. Accounts that become 60 days contractually delinquent are closed, but not necessarily charged off. Accounts are charged off and taken as a loss either within 60 days after formal notification of bankruptcy or at the end of the month during which they become contractually 180 days past due. Accounts identified as fraud losses are immediately reserved for and charged off no later than 90 days after the last activity. Charged-off accounts are referred to the Company's recovery unit for coordination of collection efforts to recover the amounts owed. When appropriate, accounts are placed with external collection agencies or attorneys.

    SERVICING, BILLING AND PAYMENT. The Company has established a relationship with FDR for cardholder processing services. FDR is a subsidiary of First Data Corporation, a provider of information processing and related services including cardholder processing (services for financial institutions which issue credit cards to cardholders), and merchant processing (services for financial institutions which make arrangements with merchants for the acceptance of credit cards as methods of payment). FDR provides data processing, credit card reissuance, monthly statements, inbound customer service telephone calls and interbank settlement for the Company. Effective February 1998, the Company extended its processing services agreement with FDR for an additional six years, expiring 2006. Applications processing and back office support for mail inquiries and fraud management are handled internally by the Company. In addition, the Company handles in-bound customer service telephone calls for certain acquired portfolios.

    The Company generally assesses periodic finance charges on an account if the cardholder has not paid the balance in full from the previous billing cycle. These finance charges are based upon the average daily balance outstanding on the account during the monthly billing cycle. Payments by cardholders to the Company on the accounts are processed by a third party servicer and applied first to any billed and unpaid fees, next to billed and unpaid finance charges and then to billed and unpaid transactions in the order determined by the Company. If a payment in full is not received prior to 25 days after the statement cycle date (the "Pay By Date"), finance charges are imposed on all purchases from the date of the transaction to the statement cycle date. Finance charges are also imposed on each cash advance from the day such advance is made until the advance is paid in full. The finance charge is applied to the average daily balance. For most cardholders, if the entire balance on the account is paid by the due date a finance charge on purchases is not imposed.

    The Company assesses an annual fee on some credit card accounts. The Company may waive the annual membership fees, or a portion thereof, in connection with the solicitation of new accounts depending on the credit terms offered, which are determined by the prospect's risk profile prior to solicitation or when the Company determines a waiver to be necessary in order to be competitive. In addition to the annual fee, the Company may charge accounts certain other fees including: (i) a late fee with respect to any unpaid monthly payment if the Company does not receive the required minimum monthly payment by the Pay By Date, (ii) a cash advance fee for each cash advance, (iii) a fee with respect to each check submitted by a cardholder in payment of an account which is not honored by the cardholder's bank, and (iv) an overlimit charge if, at any time during the billing cycle, the total amount owed exceeds the cardholder's credit line by at least $30.

    Each cardholder is subject to an agreement governing the terms and conditions of the accounts. Pursuant to such agreements, the Company reserves the right to change or terminate certain terms, conditions, services and features of the account (including periodic finance charges, late fees, returned check charges and any other charges or the minimum payment), subject to the conditions set forth in the account agreement.

    Monthly billing statements are sent to cardholders by FDR on behalf of the Company. When an account is established, it is assigned a billing cycle. Currently, there are 20 billing cycles and each such cycle has a separate monthly billing date based on the respective business day the cycle represents in each calendar month. Each month, a statement is sent to all accounts with an outstanding balance greater than $1. Cardholders must make a minimum monthly payment of the greater of $10, 2.0% of the outstanding balance, the finance charge or the balance of the account if the balance is less than $10. If the minimum payment is not collected within 25 days after the statement cycle date, the account is considered delinquent.

    Most merchant transactions by cardholders are authorized online. The remaining transactions generally are low dollar amounts, typically below $50. All authorizations are handled through the Adaptive Control System.

    FEE-BASED SERVICES

    In 1998, the Company consolidated the fee-based services and extended service plan businesses into one business line. The Company currently sells a variety of these Fee-Based Services to its credit card customers, Fingerhut Customers and customers of third parties, including (i) debt waiver protection for unemployment, disability, and death, (ii) programs such as card registration, PurchaseShield (or purchase protection) and club memberships,
(iii) extended service plans and (iv) third-party insurance. In addition, the Company develops customized targeted mailing lists, using both the Company's and Fingerhut's databases, for external companies to use in their own financial services product solicitation efforts that do not directly compete with those of the Company.

    The Company currently markets the following programs:

    ACCOUNT PROTECTION PLUS-TM-. The Company has developed a proprietary debt waiver program that protects customers from interest charges on the Company's credit cards in the event that they become disabled, unemployed, or deceased. In the event of unemployment or disability, the customer's account is "frozen" for up to six months, with no payments due or interest accruing during this time. In the event of death, the amount due, up to the credit limit, is waived and the account is closed. Because this is an internally administered program, the Company is responsible for all of the program's associated costs.

    ACCOUNT BENEFIT PLUS-TM-. This debt waiver program forgives the customer's balance due up to the credit limit in the event of death.

    EXTENDED SERVICE PLANS. Extended service plans provide warranty coverage beyond the manufacturer's warranty. In general, the Company's extended service plans provide customers with the right to have their covered purchases repaired, replaced, or in certain circumstances, the purchase price of the product refunded, within certain parameters determined by the Company. Within the warranty industry, extended service plans are available for a wide variety of products including consumer electronics and appliances, furniture, jewelry, automotives and household mechanical systems such as heating, plumbing and electrical systems. The Company currently provides extended service plans for consumer electronics and appliances, furniture, and jewelry ("Warrantable Products") purchased from Fingerhut and consumer electronics and appliances purchased from a third party retailer.

    ServiceEdge-TM- is the Company's extended service plan for consumer electronics and other electro-mechanical items. ServiceEdge customers have the right to have their purchases repaired or replaced in the event of electrical or mechanical failure or defects in materials and workmanship for coverable events after the manufacturer's warranty expires. The Company's extended service plan program for furniture is called Quality Furniture Care. The services provided to Quality Furniture Care customers include stain cleaning, structural defect or damage repair, or replacement if the merchandise cannot be repaired. Quality Jewelry Care-Registered Trademark- is the Company's extended service plan for jewelry. The services provided to Quality Jewelry Care customers include repair, soldering, ring sizing, prong retipping and cleaning, for which the Company has third party jewelers to perform such services.

    Most of the Company's extended service plans continue for two years from the date of the product purchase (three to five years in limited cases). The customer pays the retail company a one-time fee for this coverage based on the price of the product, the term of coverage and the loss risk of the product. Customers may also be offered the opportunity to renew their coverage in one-year extensions, presently up to six years from the date of purchase, upon payment of an additional fee for each renewal.

    Through the end of 1996, claims risk and claims processing for electro-mechanical items were the responsibility of a third party. The Company is responsible for claims risk and claims processing for furniture and jewelry. At the beginning of 1997, the Company internalized the claims processing operations related to extended service plans for electro-mechanical items and has incurred the resulting claims risk for extended service plans sold on or after January 1, 1997.

    PURCHASESHIELD-SM-. During 1997, the Company developed a new Fee-Based Service, PurchaseShield, which offers various levels of purchase protection to its members. Eligible purchases made on a member's applicable credit card is protected with the following benefits: warranty extension, sale price protection and product return guarantee and repair rebate. In addition, PurchaseShield offers its members a household repair rebate that can be used on certain existing in-home electro-mechanical item repairs. Because this is an internally administered program, the Company receives all revenues and is responsible for all of the program's associated costs. The Company currently offers purchase protection to its credit card customers and credit card customers of third party clients.

    CARD REGISTRATION. Card registration protects members from fraudulent charges if their credit cards are lost or stolen and provides emergency cash and airline tickets, change of address notification and lost or stolen card notification, valuable property and document registration, a messaging service and car rental discounts. The Company currently offers card registration services to its credit card customers and customers of third parties. The Company internalized this program in September 1996 and is responsible for all of its associated costs and revenues. Prior to September 1996, the Company had an agreement with a third party vendor to offer card registration services to its credit card customers.

    ACCIDENTAL DEATH INSURANCE. The Company earns a fee from a third-party insurance company for the marketing and billing of the third party's accidental death insurance program. The Company markets the insurance program to its credit card customers. Although the Company markets the program, the third-party insurance company fulfills and underwrites the policies.

    MEMBERSHIP CLUBS. The Company currently has a cooperative marketing arrangement with several third parties to market the third parties' memberships in clubs that do not compete with the Company's clubs, in conjunction with its new credit card account acquisitions. The Company's current arrangement with these third parties and the marketing of the Company's own Fee-Based Services in conjunction with new credit card account acquisitions enable the Company to acquire new credit card customers at a reduced cost. Additionally, the Company has other arrangements with third parties, which it assumed from acquired credit card portfolios, that provide it with revenue from ongoing membership fees billed to the Company's acquired credit card holders.

    TAILORED LIST DEVELOPMENT. The Company currently works with several companies to develop targeted mailing lists and earns revenue for each name that is solicited by these companies from the Company's customer databases. The Company also earns revenue from the sale of advertising space included in its monthly billing statements.

COMPETITION

    As a marketer of Consumer Credit Products, the Company faces competition from numerous providers of financial services, many of which have greater resources than the Company. In particular, the Company competes with national, regional and local bank card issuers as well as other general purpose credit card issuers, such as American Express and Discover. In general, customers are attracted to credit card issuers largely on the basis of price, credit limit and other product features; as a result, customer loyalty is often limited. However, the Company believes that its strategy of focusing on an underserved market and its access to information from the Fingerhut Database, not available to other credit card issuers, will allow it to more effectively compete in the market for moderate income cardholders.

    There are numerous competitors in the Fee-Based Services market, including insurance companies, financial services institutions and other membership-based or enhancement consumer services providers, many of which are larger, more capitalized and more experienced than the Company. During the term of an agreement with Fingerhut, the Company has the exclusive right to use the Fingerhut Database to market these services to Fingerhut Customers through October 31, 2003. During the term of an agreement between Fingerhut and the Company, Fingerhut will offer its customers extended service plans administered only by the Company through October 31, 2003. As the Company continues to expand its business to market extended service plans to the customers of third-party retailers, it will compete with manufacturers, financial institutions, insurance companies and a number of independent administrators, many of which have greater operating experience and financial resources than the Company.

REGULATION

    THE COMPANY AND DIRECT MERCHANTS BANK

    Direct Merchants Bank is a limited purpose credit card bank chartered as a national banking association. It is a member of the Federal Reserve System. Its deposits are insured by the Bank Insurance Fund which is administered by the FDIC and it is subject to comprehensive regulation and periodic examination by the OCC, its primary regulator. It is also subject to regulation by the Board of Governors of the Federal Reserve System and the FDIC, as back-up regulators. Direct Merchants Bank is not a "bank" as defined under the Bank Holding Company Act of 1956, as amended (the "BHCA"), because it (i) engages only in credit card operations, (ii) does not accept demand deposits or deposits that the depositor may withdraw by check or similar means for payment to third parties or others,
(iii) does not accept any savings or time deposit of less than $100,000, except for deposits pledged as collateral for extensions of credit, (iv) maintains only one office that accepts deposits and (v) does not engage in the business of making commercial loans. As a result, the Company is not a bank holding company under the BHCA. If Direct Merchants Bank failed to meet the credit card bank criteria described above, Direct Merchants Bank's status as an insured bank would make the Company subject to the provisions of the BHCA. The Company believes that becoming a bank holding company would limit the Company's ability to pursue future opportunities.

    EXPORTATION OF INTEREST RATES AND FEES

    Under current judicial interpretations of federal law, national banks such as Direct Merchants Bank may charge interest at the rate allowed by the laws of the state where the bank is located and may "export" those interest rates on loans to borrowers in other states, without regard to the laws of such other states.

    In 1996, the Supreme Court of the United States held that national banks may also impose late payment fees allowed by the laws of the state where the national bank is located on borrowers in other states, without regard to the laws of such other states. The Supreme Court based its opinion largely on its deference to a regulation adopted by the OCC that includes certain fees, including late fees, overlimit fees, annual fees, cash advance fees and membership fees, within the term "interest" under the provision of the National Bank Act that has been interpreted to permit national banks to export interest rates. As a result, national banks such as Direct Merchants Bank may export such fees.

    DIVIDENDS AND TRANSFERS OF FUNDS

    There are various federal law limitations on the extent to which Direct Merchants Bank can finance or otherwise supply funds to the Company and its affiliates through dividends, loans or otherwise. These limitations include: minimum regulatory capital requirements; restrictions concerning the payment of dividends out of net profits or surplus; and Sections 23A and 23B of the Federal Reserve Act governing transactions between a bank and its affiliates. In general, Federal law prohibits a national bank such as Direct Merchants Bank from making dividend distributions on common stock if the dividend would exceed net profits of a specified period. In addition, Direct Merchants Bank must get OCC approval for a dividend if such distributions are not paid out of available earnings or if the distribution would cause the bank to fail to meet applicable capital adequacy standards. Finally, although not a regulatory restriction, the terms of the amended and restated Revolving Credit Facility prohibit the payment of dividends in certain circumstances. See "Description of Capital Stock--Common Stock."

    COMPTROLLER OF THE CURRENCY

    CAPITAL ADEQUACY. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, identifies five capital categories for insured depository institutions (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) and requires the Federal banking agencies to implement systems for "prompt corrective action" for insured depository institutions that are not at least adequately capitalized. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending upon the category in which an institution is classified. Failure to meet the capital requirements could also subject a bank to a regulatory directive requiring it to raise capital.

    In addition, FDICIA requires the banking agencies to prescribe certain non-capital standards for safety and soundness relating generally to operations and management, asset quality and executive compensation. FDICIA also provides that regulatory action may be taken against a bank that does not meet such standards.

    The OCC, Direct Merchants Bank's primary federal regulator, has adopted regulations that define the five capital categories identified by FDICIA, using the total risk-based capital, Tier 1 risk-based capital and leveraged capital ratios as the relevant capital measures. Such regulations establish various degrees of corrective action to be taken when an institution is considered undercapitalized. Under the regulations, a "well capitalized" institution must have a Tier I capital ratio of at least 6 percent, a total capital ratio of at least 10 percent and a leverage ratio of at least 5 percent and not be subject to a capital directive order. An "adequately capitalized" institution must have a Tier I capital ratio of at least 4 percent, a total capital ratio of at least 8 percent and a leverage ratio of at least 4 percent (3 percent in some cases). Under these guidelines, Direct Merchants Bank is considered well capitalized.

    The OCC's risk-based capital standards explicitly consider a bank's exposure to declines in the economic value of its capital due to changes in interest rates when evaluating a bank's capital adequacy. Interest rate risk is the exposure of a bank's current and future earnings and equity capital arising from adverse movements in interest rates. The evaluation will be made as a part of the institution's regular safety and soundness examination.

    DEPOSIT INSURANCE. FDICIA requires the FDIC to implement a system of risk-based premiums for deposit insurance pursuant to which the premiums paid by a depository institution will be based on the probability that the FDIC will incur a loss in respect of such institution. The FDIC has adopted a system that imposes insurance premiums based upon a matrix that takes into account a bank's capital level and supervisory rating. Given Direct Merchants Bank's capital level and supervisory rating, Direct Merchants Bank pays the lowest rate on deposit insurance premiums.

    Under FDICIA, only "well capitalized" and "adequately capitalized" banks may accept brokered deposits. "Adequately capitalized" banks, however, must first obtain a waiver from the FDIC before accepting brokered deposits and such deposits may not pay rates that significantly exceed the rates paid on deposits of similar maturity from the bank's normal market area or the national rate on deposits of comparable maturity, as determined by the FDIC, for deposits from outside the bank's normal market area. Direct Merchants Bank may accept brokered deposits as part of its funding; however, it does not presently rely on brokered deposits to fund its operations.

    LENDING ACTIVITIES

    Direct Merchants Bank's activities as a credit card lender are also subject to regulation under various federal consumer protection laws including the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Community Reinvestment Act (the "CRA") and the Soldiers' and Sailors' Civil Relief Act. Regulators are authorized to impose penalties for violations of these statutes and, in certain cases, to order Direct Merchants Bank to pay restitution to injured cardmembers. Cardholders may also bring actions for certain alleged violations of such regulations. Federal and state bankruptcy and debtor relief laws also affect Direct Merchants Bank's ability to collect outstanding balances owed by cardholders who seek relief under these statutes.

    The OCC's CRA regulations subject limited purpose banks, including Direct Merchants Bank, to a "community development" test for evaluating required CRA performance. The community development performance of a limited purpose bank is evaluated pursuant to various criteria involving community development lending, qualified investments and community development services.

    LEGISLATION

    From time to time legislation has been proposed in Congress to limit interest rates that could be charged on credit card accounts; however, the Company does not anticipate any serious effort by Congress to enact such a limitation in the current session of Congress.

    INVESTMENT IN THE COMPANY AND DIRECT MERCHANTS BANK

    Certain acquisitions of capital stock may be subject to regulatory approval or notice under federal law. Investors are responsible for insuring that they do not directly or indirectly acquire shares of capital stock of the Company in excess of the amount which can be acquired without regulatory approval.

    INTER-STATE TAXATION

    Several states have passed legislation which attempts to tax the income from interstate financial activities, including credit cards, derived from accounts held by local state residents. Based on current interpretations of the enforceability of such legislation, coupled with the volume of its business in these states, the Company believes that this will not materially affect Direct Merchants Bank.

    FAIR CREDIT REPORTING ACT

    The FCRA regulates "consumer reporting agencies." Under the FCRA, an entity risks becoming a consumer reporting agency if it furnishes "consumer reports" to third parties. A "consumer report" is a communication of information which bears on a consumer's creditworthiness, credit capacity, credit standing or certain other characteristics and which is collected or used or expected to be used to determine the consumer's eligibility for credit, insurance, employment or certain other purposes. The FCRA explicitly excludes from the definition of "consumer report" a report containing information solely as to transactions or experiences between the consumer and the entity making the report. An entity may share consumer reports with any of its affiliates so long as that entity provides consumers with an appropriate disclosure opportunity to opt out of such "affiliate sharing."

    It is the objective of the Company to conduct their operations in a manner which would fall outside the definition of "consumer reporting agency" under the FCRA. If the Company (or Fingerhut) were to become a consumer reporting agency, however, the Company would be subject to a number of complex and burdensome regulatory requirements and restrictions, including restrictions that could make it difficult for the Company to use information from the Fingerhut Database and to furnish information to third parties. Such restrictions could have a significant adverse economic impact on the Company's results of operations, financial condition and prospects.

EMPLOYEES

    As of June 30, 1998, the Company had over 1,600 employees located in Arizona, Illinois, Maryland, Minnesota, Oklahoma, and Utah. None of the Company's employees are represented by a collective bargaining agreement. The Company considers its relations with its employees to be good.

EXECUTIVE OFFICERS OF THE REGISTRANT

    The following table sets forth certain information concerning the persons who currently serve as executive officers of the Company. Each executive officer serves at the discretion of the Board of Directors of the Company.

NAME                                            AGE                                 POSITION
------------------------------------------      ---      ---------------------------------------------------------------
Ronald N. Zebeck..........................          43   President, Chief Executive Officer and Director

William J. Brennan........................          61   Senior Vice President, Sales and Account Management

Patrick J. Fox............................          43   Senior Vice President, Business Development

Joseph A. Hoffman.........................          40   Senior Vice President, Consumer Credit Marketing

Douglas B. McCoy..........................          51   Senior Vice President, Operations

Robert W Oberrender.......................          38   Senior Vice President, Chief Financial Officer

Douglas L. Scaliti........................          40   Senior Vice President, Fee-Based Services

Z. Jill Barclift..........................          40   Vice President, General Counsel

Jean C. Benson............................          30   Vice President of Finance, Corporate Controller

David R. Reak.............................          39   Vice President, Credit Risk

Paul T. Runice............................          39   Vice President, Treasurer

    Ronald N. Zebeck has been the President and Chief Executive Officer and a director of the Company since January 1997. Mr. Zebeck has been President of Metris Direct, Inc. since March 1994 and has served as Chief Executive Officer of Direct Merchants Bank since August 1995. Prior to joining the Company, Mr. Zebeck was Managing Director, GM Card Operations of General Motors Corporation from 1991 to 1993, Vice President, Marketing and Strategic Planning of Advanta Corporation (Colonial National Bank USA) from 1987 to 1991, Director of Strategic Planning of TSO Financial (later Advanta Corporation) from 1986 to 1987 and held various credit card and credit-related positions at Citibank affiliates from 1976 to 1986.

    William J. Brennan has been Senior Vice President, Sales and Account Management of the Company since June 1997. Prior to joining the Company, Mr. Brennan was Senior Vice President of Member Relations for MasterCard International Inc. from 1989 to 1997 and he spent 12 years with First Interstate Bancorp, holding Senior Vice President positions in both its bankcard and retail banking operations. Prior to that, he was Senior Vice President of Operations at Diners Club Inc. for 10 years.

    Douglas B. McCoy has been Senior Vice President, Operations of the Company since December 1996 and was Vice President, Operations of Metris Direct, Inc. from January 1995 to November 1996. In addition, Mr. McCoy has been President of Direct Merchants Bank since July, 1995. Prior to joining the Company, he was Vice President, Credit Administration of USAA Federal Savings Bank from September 1984 to January 1995, Assistant Vice President, Credit Administration of Bank of Oklahoma from July 1984 to September 1984, Assistant Vice President, Operations of First National Bank of Tulsa from May 1982 to July 1984 and Assistant Vice President, Credit Card Marketing of The Bank of New Orleans from April 1978 to April 1982.

    Robert W. Oberrender became Senior Vice President, Chief Financial Officer of the Company in January 1997. Mr. Oberrender previously was Vice President, Chief Financial Officer of the Company from August 1996 to December 1996, Vice President, Treasurer of FCI from July 1994 to July 1996 and Assistant Treasurer of FCI from February 1993 until July 1994. Prior to joining the Company, he was Vice President, Corporate Finance & Banking Group of Chemical Bank (now The Chase Manhattan Bank) for more than five years.

    Patrick J. Fox has been Senior Vice President, Business Development since March 1998. Mr. Fox brings to Metris nearly 20 years of experience in credit card marketing, product management and sales. Prior to joining Metris, Mr. Fox held executive positions in the credit card group of Bank of America. Most recently he was the Director of Product Management and Business Development. Previous to Bank of America, Mr. Fox held various marketing and sales management positions with Bank One, Comerica Bank and Citibank.

    Joseph A. Hoffman has been Senior Vice President, Consumer Credit Marketing since April 1998. He has nearly 20 years of credit card marketing experience. Prior to joining the Company, Mr. Hoffman was Vice President of Marketing at Advanta, where he held a variety of positions including Directors of Brand Management and Affinity and Co-Brand Marketing. Before that, Mr. Hoffman was Vice President, Area Director, in Citibank's Card Product Group, which he joined in 1980. During his fourteen-year tenure with Citibank, Mr. Hoffman held a variety of Marketing and Operations positions with Citibank's Bankcard and Private Label businesses.

    Douglas L. Scaliti has been Senior Vice President, Fee-Based Services of the Company since March 1998. Mr. Scaliti previously was Senior Vice President, Marketing of the Company, Vice President, Marketing of the Company from August 1996 to November 1996 and held that same position at Metris Direct, Inc. since September 1994. Prior to joining the Company, he held several positions at Advanta Corporation (Colonial National Bank USA) in its marketing and operations area, including Senior Marketing Manager, Credit Cards from 1987 to 1994, Operations Consultant, Profit Improvement from 1985 to 1987 and Credit Operations Manager from 1982 to 1985. Mr. Scaliti also serves on the First Data Resources Market Area Advisory Group.

    Z. Jill Barclift has been Vice President, General Counsel of the Company since December 1996 and was Assistant General Counsel from April 1996 to December 1996. Prior to joining the Company, Ms. Barclift held various positions at Household International, Inc. and Household Credit Services, Inc. from October 1989 to April 1996, most recently as Associate General Counsel. Prior to that, she was Senior Counsel at Dean Witter Financial Services, Inc. from January 1984 to October 1989.

    Jean C. Benson has been Vice President of Finance, Corporate Controller of the Company since July 1998 and has been Corporate Controller since August 1996. Prior to joining the Company, Ms. Benson held various finance positions at the Company and FCI since October 1994. Prior to that, she held various positions at Deloitte & Touche LLP (public accounting), specializing in the financial services industry from 1990 to 1994.

    David R. Reak has been Vice President, Credit Risk of the Company since October 1996. Mr. Reak was previously Senior Director, Credit Risk of Metris Direct, Inc. from December 1995 to October 1996. Prior to joining the Company, he had several positions at American Express Travel Related Services Company, including Senior Manager, Credit Risk Management Europe and Middle East from 1994 to December 1995, Senior Manager, Credit Risk Management U.S. Consulting Group from 1992 to 1994, and Project Manager, Credit Research and Analysis from 1990 to 1992.

    Paul T. Runice has been Vice President, Treasurer since February 1998. Prior to joining the Company, Mr. Runice was with the Bank of America N.T. & S.A. for nine years, most recently as Vice President in the U.S. Corporate Finance Group. Prior to Bank of America, he was employed by Grand Metropolitan, Inc. and The Pillsbury Company as Manager of Treasury Operations, as well as in corporate development and financial analysis roles.

    Officers of the Company are elected by, and hold office at the will of, the Board of Directors and do not serve a "term of office" as such.

                         DESCRIPTION OF DEBT SECURITIES

    The Debt Securities offered hereby, consisting of notes, debentures and other evidences of indebtedness, are to be issued in one or more series constituting subordinated Debt Securities ("Subordinated Debt"). Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will be issued pursuant to an indenture described below (the "Indenture") between the Company and the trustee identified therein (the "Indenture Trustee"), the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

    The statements herein relating to the Debt Securities and the following summaries of certain general provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture (as it may be amended or supplemented from time to time), including the definitions therein of certain terms capitalized in this Prospectus. All article and section references appearing herein are to articles and sections of the Indenture and whenever particular Sections or defined terms of the Indenture (as it may be amended or supplemented from time to time) are referred to herein or in a Prospectus Supplement, such Sections or defined terms are incorporated herein or therein by reference.

GENERAL

    The Debt Securities will be unsecured obligations of the Company. The Indenture does not limit the aggregate amount of Debt Securities which may be issued thereunder, nor does it limit the incurrence or issuance of secured or other unsecured debt of the Company. The Debt Securities issued under the Indenture will be subordinate in right of payment, to the extent and in the manner set forth in the Indenture, to all Senior Indebtedness of the Company. See "--Subordination under the Indenture."

    Reference is made to the applicable Prospectus Supplement which will accompany this Prospectus for a description of the specific series of Debt Securities being offered thereby, including, but not limited to, the following:
(i) the title of such Debt Securities; (ii) any limit upon the aggregate principal amount of such Debt Securities; (iii) the date or dates on which the principal of and premium, if any, on such Debt Securities will mature or the method of determining such date or dates; (iv) the rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest, if any, or the method of calculating such rate or rates; (v) the date or dates from which interest, if any, will accrue or the method by which such date or dates will be determined; (vi) the date or dates on which interest, if any, will be payable and the record date or dates therefor; (vii) the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable; (viii) the right, if any, of the Company to defer payment of interest on Debt Securities and the maximum length of any such deferral period; (ix) the period or periods within which, the price or prices at which, the currency or currencies (including currency unit or units) in which, and the terms and conditions upon which, such Debt Securities may be redeemed, in whole or in part, at the option of the Company; (x) the obligation, if any, of the Company to redeem or purchase such Debt Securities pursuant to any sinking fund or analogous provisions or upon the happening of a specified event and the period or periods within which, the price or prices at which and the other terms and conditions upon which, such Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligations; (xi) the denominations in which such Debt Securities are authorized to be issued if other than $1,000 and any integral multiple thereof, in the case of registered Debt Securities and if other than $5,000 and any integral multiple thereof, in the case of bearer Debt Securities; (xii) if other than Dollars, the currency or currencies (including currency units) in which Debt Securities may be denominated and/or the currency or currencies (including currency units) in which principal of, premium, if any, and interest, if any, on such Debt Securities will be payable and whether the Company or the holders of any such Debt Securities may elect to receive payments in respect of such Debt Securities in a currency or currency unit other than that in which such Debt

Securities are stated to be payable; (xiii) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities which will be payable upon declaration of the acceleration of the maturity thereof or the method by which such portion shall be determined; (xiv) the person to whom any interest on any such Debt Security shall be payable if other than the person in whose name such Debt Security is registered on the applicable record date; (xv) any addition to, or modification or deletion of, any Event of Default or any covenant of the Company specified in the Indenture with respect to such Debt Securities; (xvi) the application, if any, of such means of defeasance or covenant defeasance as may be specified for such Debt Securities; (xvii) whether such Debt Securities are to be issued in whole or in part in the form of one or more temporary or permanent global securities and, if so, the identity of the depositary for such global security or securities; (xviii) under what circumstances, if any, the Company will pay additional amounts on the Debt Securities of that series held by a Person who is not a U.S. Person in respect of taxes or similar charges withheld or deducted ("Additional Amounts") and, if so, whether the Company will have the option to redeem such Debt Securities rather than pay such Additional Amounts (and the terms of any such option); and
(xix) any other special terms pertaining to such Debt Securities. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will not be listed on any securities exchange. (Section 3.01.)

    Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities will be issued in fully-registered form without coupons. Where Debt Securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and special Federal income tax considerations, applicable to any such Debt Securities and to payment on and transfer and exchange of such Debt Securities will be described in the applicable Prospectus Supplement. Bearer Debt Securities will be transferable by delivery. (Section 3.05.)

    Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Certain Federal income tax consequences and special considerations applicable to any such Debt Securities, or to Debt Securities issued at par that are treated as having been issued at a discount, will be described in the applicable Prospectus Supplement.

    If the purchase price of any of the Debt Securities is payable in one or more foreign currencies or currency units or if any Debt Securities are denominated in one or more foreign currencies or currency units or if the principal of, premium, if any, or interest, if any, on any Debt Securities is payable in one or more foreign currencies or currency units, or by reference to commodity prices, equity indices or other factors, the restrictions, elections, certain Federal income tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currency units or commodity prices, equity indices or other factors will be set forth in the applicable Prospectus Supplement. In general, holders of such series of Debt Securities may receive a principal amount on any principal payment date, or a payment of premium, if any, on any premium interest payment date or a payment of interest on any interest payment date, that is greater than or less than the amount of principal, premium, if any, or interest otherwise payable on such dates, depending on the value on such dates of the applicable currency, commodity, equity index or other factor.

PAYMENT, REGISTRATION, TRANSFER AND EXCHANGE

    Unless otherwise provided in the applicable Prospectus Supplement, payments in respect of the Debt Securities will be made in the designated currency at the office or agency of the Company maintained for that purpose as the Company may designate from time to time. (Section 9.02.) Unless otherwise indicated in the applicable Prospectus Supplement, payment of any installment of interest on Debt Securities in registered form will be made to the person in whose name such Debt Security is registered at the close of business on the regular record date for such interest. (Section 3.07 (a).)

    Payment in respect of Debt Securities in bearer form will be made in the currency and in the manner designated in the applicable Prospectus Supplement, subject to any applicable laws and regulations, at such paying agencies outside the United States as the Company may appoint from time to time. The paying agents outside the United States initially appointed by the Company for a series of Debt Securities will be named in the Prospectus Supplement. The Company may at any time designate additional paying agents or rescind the designation of any paying agents, except that, if Debt Securities of a series are issuable as Registered Securities, the Company will be required to maintain at least one paying agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain a paying agent in a Place of Payment outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment. (Section 9.02.)

    Unless otherwise provided in the applicable Prospectus Supplement, Debt Securities in registered form will be transferable or exchangeable at the agency of the Company maintained for such purpose as designated by the Company from time to time. (Sections 3.05 and 9.02.) Debt Securities may be transferred or exchanged without service charge, other than any tax or other governmental charge imposed in connection therewith. (Section 3.05.)

GLOBAL DEBT SECURITIES

    Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities of a series may be issued in whole or in part in the form of one or more fully registered global securities (a "Registered Global Security") that will be deposited with a depository (the "Depository") or with a nominee for the Depository identified in the applicable Prospectus Supplement. In such a case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Registered Global Security or Securities. (Section 3.03.) Unless and until it is exchanged in whole or in part for Debt Securities in definitive certificated form, a Registered Global Security may not be registered for transfer or exchange except as a whole by the Depository for such Registered Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor Depository for such series or a nominee of such successor Depository and except in the circumstances described in the applicable Prospectus Supplement. (Section 3.05.)

    The specific terms of the depository arrangement with respect to any portion of a series of Debt Securities to be represented by a Registered Global Security will be described in the applicable Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, the Company expects that the following provisions will apply to such depository arrangements.

    Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold interests through participants (as such term is defined below). Upon the issuance of any Registered Global Security, and the deposit of such Registered Global Security with or on behalf of the Depository for such Registered Global Security, the Depository will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Registered Global Security to the accounts of institutions ("participants") that have accounts with the Depository or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests by participants in such Registered Global Security will be shown on, and the transfer of such beneficial interests will be effected only through, records maintained by the Depository for such Registered Global Security or by its nominee. Ownership of beneficial interests in such Registered Global Security by persons that hold through participants will be shown on, and the transfer of such beneficial interests within such participants will be effected only through, records maintained by such participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Registered Global Security.

    So long as the Depository for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Registered Global Security for all purposes under the applicable Indenture. Unless otherwise specified in the applicable Prospectus Supplement and except as specified below, owners of beneficial interests in such Registered Global Security will not be entitled to have Debt Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the holders thereof for any purposes under the relevant Indenture. (Section 3.08.) Accordingly, each person owning a beneficial interest in such Registered Global Security must rely on the procedures of the Depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the relevant Indenture. The Depository may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the relevant Indenture. The Company understands that, under existing industry practices, if the Company requests any action of holders or if any owner of a beneficial interest in such Registered Global Security desires to give any notice or take any action which a holder is entitled to give or take under the relevant Indenture, the Depository would authorize the participants to give such notice or take such action, and such participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    Unless otherwise specified in the applicable Prospectus Supplement, payments with respect to principal, premium, if any, and interest, if any, on Debt Securities represented by a Registered Global Security registered in the name of a Depository or its nominee will be made to such Depository or its nominee, as the case may be, as the registered owner of such Registered Global Security.

    The Company expects that the Depository for any Debt Securities represented by a Registered Global Security, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depository. The Company also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names," and will be the responsibility of such participants. None of the Company, the Indenture Trustee or any agent of the Company or the Indenture Trustee shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests of a Registered Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests. (Section 3.08.)

    Unless otherwise specified in the applicable Prospectus Supplement, if the Depository for any Debt Securities represented by a Registered Global Security is at any time unwilling or unable to continue as Depository or ceases to be a clearing agency registered under the Exchange Act and a duly registered successor Depository is not appointed by the Company within 90 days, the Company will issue such Debt Securities in definitive certificated form in exchange for such Registered Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Registered Global Securities and, in such event, will issue Debt Securities of such series in definitive certificated form in exchange for all of the Registered Global Security or Securities representing such Debt Securities. (Section 3.05.)

    The Debt Securities of a series may also be issued in whole or in part in the form of one or more bearer global securities (a "Bearer Global Security") that will be deposited with a depository, or with a nominee for such depository, identified in the applicable Prospectus Supplement. Any such Bearer Global Security may be issued in temporary or permanent form. (Section 3.04.) The specific terms and procedures, including the specific terms of the depository arrangement, with respect to any portion of a series of Debt Securities to be represented by one or more Bearer Global Securities will be described in the applicable Prospectus Supplement.

CONSOLIDATION, MERGER OR SALE BY THE COMPANY

    Unless otherwise specified in the applicable Prospectus Supplement, the Company shall not consolidate with or merge with or into any other corporation or sell its assets substantially as an entirety, unless: (i) the corporation formed by such consolidation or into which the Company is merged or the corporation which acquires its assets is organized and existing under the laws of the United States or any state thereof; (ii) the corporation formed by such consolidation or into which the Company is merged or which acquires the Company's assets substantially as an entirety expressly assumes all of the obligations of the Company under the Indenture and the Debt Securities; (iii) immediately after giving effect to such transaction, no Default or Event of Default exists and is continuing; and (iv) if, as a result of such transaction, properties or assets of the Company would become subject to an encumbrance which would not be permitted by the terms of any series of Debt Securities, the Company or the successor corporation, as the case may be, shall take such steps as are necessary to secure such Debt Securities equally and ratably with all indebtedness secured thereunder. Upon any such consolidation, merger or sale, the successor corporation formed by such consolidation, or into which the Company is merged or to which such sale is made, shall succeed to, and be substituted for the Company under the Indenture. (Section 7.01.)

EVENTS OF DEFAULT, NOTICE AND CERTAIN RIGHTS ON DEFAULT

    The Indenture provides that, if an Event of Default specified therein occurs with respect to the Debt Securities of any series and is continuing, the Indenture Trustee for such series or the holders of 25% in aggregate principal amount of all of the outstanding Debt Securities of that series, by written notice to the Company (and to the Indenture Trustee for such series, if notice is given by such holders of Debt Securities), may declare the principal of (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount specified in the Prospectus Supplement) and accrued interest on all the Debt Securities of that series to be due and payable (provided, with respect to any Debt Securities issued under the Indenture, that the payment of principal and interest on such Debt Securities shall remain subordinated to the extent provided in the Indenture). (Section 5.02.)

    Unless otherwise specified in the applicable Prospectus Supplement, Events of Default with respect to Debt Securities of any series are defined in the Indenture as being: (i) default in payment of any interest on any Debt Security of that series or any coupon appertaining thereto or any additional amount payable with respect to Debt Securities of such series as specified in the applicable Prospectus Supplement when the same becomes due and payable and the same continues for 30 days; (ii) default in payment of principal, or premium, if any, at maturity or on redemption or otherwise, or in the making of a mandatory sinking fund payment of any Debt Securities of that series when due; (iii) default for 60 days after notice to the Company by the Indenture Trustee for such series, or by the holders of 25% in aggregate principal amount of the Debt Securities of such series then outstanding to the Company and the Indenture Trustee, in the performance of any other agreement or covenant (other than an agreement or covenant for which non-compliance is elsewhere specifically dealt with in this paragraph) in the Debt Securities of that series, in the Indenture or in any supplemental indenture or board resolution referred to therein under which the Debt Securities of that series may have been issued; (iv) a default under any mortgage, agreement, indenture or instrument under which there may be issued, or by which there may be evidenced any Debt of the Company, whether existing now or in the future, in an aggregate principal amount then outstanding of $25 million or more, which default (a) shall constitute a failure to pay any portion of the principal of such Debt when due and payable after the expiration of an applicable grace period with respect thereto or (b) shall result in such Debt becoming or being declared due and payable, and such acceleration shall not be rescinded or annulled, or such Debt shall not be paid in full within a period of 30 days after there has been given, to the Company by the Indenture Trustee or to the Company and the Indenture Trustee by the holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of such series PROVIDED that such Event of Default will be remedied, cured or waived if the default that resulted in the acceleration of such other indebtedness is remedied, cured or waived; and (v) certain events of bankruptcy, insolvency or reorganization of the Company. (Section 5.01.) The definition of "Event of Default" in the Indenture specifically excludes a default under a secured debt under which the obligee has recourse (exclusive of recourse for ancillary matters such as environmental indemnities, misapplication of funds, costs of enforcement, etc.) only to the collateral pledged for repayment, and where the fair market value of such collateral does not exceed two percent of Total Assets (as defined in the Indenture) at the time of the default. Events of Default with respect to a specified series of Debt Securities may be added to the Indenture and, if so added, will be described in the applicable Prospectus Supplement. (Sections 3.01 and 5.01(7).)

    At any time after a declaration of acceleration has been made with respect to Debt Securities of any series but before a judgment or decree for payment has been obtained by the Indenture Trustee, the Holders of a majority in principal amount of Outstanding Debt Securities of that series may rescind any declaration of acceleration and its consequences, provided that all payments due (other than those due as a result of acceleration) have been made and all Events of Default have been cured or waived. (Section 5.02.)

    The Indenture provides that the Indenture Trustee will, within 90 days after the occurrence of a Default with respect to the Debt Securities of any series, give to the holders of the Debt Securities of that series notice of all Defaults known to it unless such Default shall have been cured or waived; provided that except in the case of a Default in payment on the Debt Securities of that series, the Indenture Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding such notice is in the interests of the holders of the Debt Securities of that series. (Section 6.06.) "Default" means any event which is, or after notice or passage of time or both, would be, an Event of Default. (Section 1.01.)

    The Indenture provides that the holders of a majority in aggregate principal amount of the Debt Securities of each series affected (with each such series voting as a class) may, subject to certain limited conditions, direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee, or exercising any trust or power conferred on the Indenture Trustee. (Section 5.08.)

    The Indenture includes a covenant that the Company will file annually with the Indenture Trustee a certificate as to the Company's compliance with all conditions and covenants of the Indenture. (Section 9.05.)

    The holders of a majority in aggregate principal amount of any series of Debt Securities by notice to the Indenture Trustee for such series may waive, on behalf of the holders of all Debt Securities of such series, any past Default or Event of Default with respect to that series and its consequences except a Default or Event of Default in the payment of the principal of, premium, if any, or interest, if any, or any Additional Amounts on any Debt Security, and except in respect of an Event of Default resulting from the breach of a covenant or provision of either Indenture which, pursuant to the applicable Indenture, cannot be amended or modified without the consent of the holders of each outstanding Debt Security of such series affected. (Section 5.07.)

OPTION TO DEFER INTEREST PAYMENTS

    If provided in the applicable Prospectus Supplement, the Company shall have the right at any time and from time to time during the term of any series of Subordinated Debt to defer the payment of interest on such series for such number of consecutive interest payment periods as may be specified in the applicable Prospectus Supplement (each, an "Extension Period"), subject to the terms, conditions and covenants, if any, specified in such Prospectus Supplement, provided that such Extension Period may not extend beyond the stated maturity of such Subordinated Debt. Certain material United States Federal income tax consequences and special considerations applicable to any such Subordinated Debt will be described in the applicable Prospectus Supplement.

    Unless otherwise specified in the applicable Prospectus Supplement, at the end of such Extension Period, the Company shall pay all interest then accrued and unpaid together with interest thereon compounded semiannually at the rate specified for the Subordinated Debt of such series to the extent permitted by applicable law ("Compound Interest"); PROVIDED, that during any such Extension Period, (i) the Company shall not declare or pay dividends on, make distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock (other than (a) purchases or acquisitions of Common Stock of the Company in connection with the satisfaction by the Company of its obligations under any employee or agent benefit plans or the satisfaction by the Company of its obligations pursuant to any contract or security outstanding on the date of such event requiring the Company to purchase Common Stock of the Company, (b) as a result of a reclassification of the Company's capital stock or the exchange or conversion of one class or series of the Company's capital stock for another class or series of the Company's capital stock, (c) the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged,
(d) dividends or distributions in Common Stock of the Company (or rights to acquire capital stock) or repurchases or redemptions of capital stock solely from the issuance or exchange of capital stock or (e) redemptions or repurchases of any rights outstanding under a stockholder rights plan), (ii) the Company shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities issued by the Company that rank PARI PASSU in right of payment with or junior to the Subordinated Debt of such series, and (iii) the Company shall not make any guarantee payments with respect to the foregoing. Prior to the termination of any such Extension Period, the Company may further defer payments of interest by extending the interest payment period; PROVIDED, HOWEVER, that, such Extension Period may not extend beyond the maturity of the Subordinated Debt of such series. Upon the termination of any Extension Period and the payment of all amounts then due, the Company may commence a new Extension Period, subject to the terms set forth in this section. No interest during an Extension Period, except at the end thereof, shall be due and payable, but the Company may prepay at any time all or any portion of the interest accrued during an Extension Period. The Company shall give the holders of the Subordinated Debt of such series subject to the Extension Period notice of its selection of such Extension Period ten Business Days prior to the earlier of (i) the Interest Payment Date for the series of Subordinated Debt subject to the Extension Period or (ii) the date upon which the Company is required to give notice to the applicable self-regulatory organization or to holders of the Subordinated Debt of such series subject to the Extension Period of the record or payment date of such related interest payment.

MODIFICATION OF THE INDENTURE

    Unless otherwise specified in the applicable Prospectus Supplement, the Indenture contains provisions permitting the Company and the Indenture Trustee to enter into one or more supplemental indentures without the consent of the holders of any of the Debt Securities in order (i) to evidence the succession of another corporation to the Company and the assumption of the covenants and obligations of the Company under the Indenture and the Debt Securities by a successor to the Company; (ii) to add to the covenants of the Company or surrender any right or power of the Company; (iii) to add additional Events of Default with respect to any series of Debt Securities; (iv) to add or change any provisions to such extent as necessary to permit or facilitate the issuance of Debt Securities in bearer form; (v) to change or eliminate any provision affecting only Debt Securities not yet issued; (vi) to establish the form or terms of Debt Securities; (vii) to evidence and provide for successor Indenture Trustee; (viii) if allowed without penalty under applicable laws and regulations, to permit payment in respect of Debt Securities in bearer form in the United States; (ix) to correct any defect or supplement any inconsistent provisions or to make any other provisions with respect to matters or questions arising under the Indenture, provided that such action does not adversely affect the interests of any holder of Debt Securities of any series; or (x) to cure any ambiguity or correct any mistake. The Indenture also permits the Company and the Indenture Trustee thereunder to enter into such supplemental indentures to modify the subordination provisions contained in the Indenture except in a manner adverse to any outstanding Debt Securities. (Section 8.01.)

    Unless otherwise specified in the applicable Prospectus Supplement, the Indenture also contains provisions permitting the Company and the Indenture Trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by such supplemental indenture (with the Debt Securities of each series voting as a class), to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or any supplemental indenture or modifying the rights of the holders of Debt Securities of such series, except that, without the consent of the holder of each Debt Security so affected, no such supplemental indenture may: (i) change the time for payment of principal or premium, if any, or interest or any Additional Amounts on any Debt Security; (ii) reduce the principal of, or any installment of principal of, or premium, if any, or interest or any Additional Amounts on any Debt Security, or change the manner in which the amount of any of the foregoing is determined;
(iii) reduce the amount of premium, if any, payable upon the redemption of any Debt Security; (iv) reduce the amount of principal payable upon acceleration of the maturity of any Original Issue Discount or Index Security; (v) change the currency or currency unit in which any Debt Security or any premium or interest or any Additional Amounts thereon is payable; (vi) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security;
(vii) reduce the percentage in principal amount of the outstanding Debt Securities affected thereby the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; (viii) change the obligation of the Company to maintain an office or agency in the places and for the purposes specified in the Indenture; (ix) modify the provisions relating to the subordination of outstanding Debt Securities of any series in a manner adverse to the holders thereof; or (x) modify the provisions relating to waiver of certain defaults or any of the foregoing provisions. (Section 8.02.)

SUBORDINATION UNDER THE INDENTURE

    The Indenture provides that any Subordinated Debt issued thereunder are subordinate in right of payment to all Senior Indebtedness to the extent provided in the Indenture. (Section 12.01.) The Indenture defines the term "Senior Indebtedness" as: (i) all indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, which is for money borrowed, or evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets, including securities; (ii) any indebtedness of others of the kinds described in the preceding clause (i) the payment of which the Company is responsible or liable as guarantor or otherwise; and (iii) amendments, renewals, extensions and refundings of any such indebtedness, unless in any instrument or instruments evidencing or securing such indebtedness or pursuant to which the same is outstanding. The Senior Indebtedness shall continue to be Senior Indebtedness and entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of the Senior Indebtedness or extension or renewal of the Senior Indebtedness. Senior Indebtedness does not include (a) any indebtedness of the Company to any of its subsidiaries, (b) liabilities incurred in the ordinary course of business of the Company, (c) any indebtedness which by its terms is expressly made PARI PASSU in right of payment with or subordinated to any other Subordinated Debt. (Section 12.02.)

    If (i) the Company defaults in the payment of any principal, interest, if any or premium, if any, or any Additional Amounts on any Senior Indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or declaration or otherwise or (ii) an event of default occurs with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof and written notice of such event of default (requesting that payments on Subordinated Debt cease) is given to the Company by the holders of Senior Indebtedness, then unless and until such default in payment or event of default shall have been cured or waived or shall have ceased to exist, no direct or indirect payment (in cash, property or securities, by set-off or otherwise) shall be made or agreed to be made on account of the Subordinated Debt or interest thereon or in respect of any repayment, redemption, retirement, purchase or other acquisition of Subordinated Debt. (Section 12.04.)

    In the event of (i) any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to the Company or its property, (ii) any proceeding for the liquidation, dissolution or other winding-up of the Company, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings, (iii) any assignment by the Company for the benefit of creditors or (iv) any other marshaling of the assets of the Company, all Senior Indebtedness (including, without limitations interest accruing after the commencement of any such proceeding, assignment or marshaling of assets) shall first be paid in full or provision must be made for such payment in cash or cash equivalents or otherwise in a manner satisfactory to the holders of Senior Indebtedness before any payment or distribution, whether in cash, securities or other property, shall be made by the Company on account of Subordinated Debt. In any such event, any payment or distribution, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment, the payment of which is subordinate, at least to the extent provided in the subordination provisions of the Indenture with respect to the indebtedness evidenced by Subordinated Debt, to the payment of all Senior Indebtedness at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), which would otherwise (but for the subordination provisions) be payable or deliverable in respect of Subordinated Debt (including any such payment or distribution which may be payable or deliverable by reason of the payment of any other indebtedness of the Company being subordinated to the payment of Subordinated
Debt) shall be paid or delivered directly to the holders of Senior Indebtedness, or to their representative or trustee, in accordance with the priorities then existing among such holders until all Senior Indebtedness shall have been paid in full. (Section 12.03.) No present or future holder of any Senior Indebtedness shall be prejudiced in the right to enforce subordination of the indebtedness evidenced by Subordinated Debt by any act or failure to act on the part of the Company. (Section 12.11.)

    Senior Indebtedness shall not be deemed to have been paid in full unless the holders thereof shall have received cash, securities or other property equal to the amount of such Senior Indebtedness then outstanding. Upon the payment in full of all Senior Indebtedness, the holders of Subordinated Debt shall be subrogated to all the rights of any holders of Senior Indebtedness to receive any further payments or distributions applicable to the Senior Indebtedness until all Subordinated Debt shall have been paid in full, and such payments or distributions received by any holder of Subordinated Debt, by reason of such subrogation, of cash, securities or other property which otherwise would be paid or distributed to the holders of Senior Indebtedness, shall, as between the Company and its creditors other than the holders of Senior Indebtedness, on the one hand, and the holders of Subordinated Debt, on the other, be deemed to be a payment by the Company on account of Senior Indebtedness, and not on account of Subordinated Debt. (Section 12.06.)

    The Indenture provides that the foregoing subordination provisions, insofar as they relate to any particular issue of Subordinated Debt, may be changed prior to such issuance. Any such change would be described in the applicable Prospectus Supplement relating to such Subordinated Debt.

DEFEASANCE AND COVENANT DEFEASANCE

    If indicated in the applicable Prospectus Supplement, the Company may elect either (i) to defease and be discharged from any and all obligations with respect to the Debt Securities of or within any series (except as otherwise provided in the relevant Indenture) ("defeasance") or (ii) to be released from its obligations with respect to certain covenants applicable to the Debt Securities of or within any series ("covenant defeasance"), upon the deposit with the Indenture Trustee (or other qualifying trustee), in trust for such purpose, of money and/or Government Obligations which through the payment of principal, interest, premium, if any, and any Additional Amounts in accordance with their terms will provide money in an amount sufficient, without reinvestment, to pay the principal of, any premium or interest on and any Additional Amounts on such Debt Securities and any coupons appertaining thereto on the Maturity or redemption, as the case may be, and any mandatory sinking fund or analogous payments thereon. As a condition to defeasance or covenant defeasance, the Company must deliver to the Indenture Trustee an Opinion of Counsel to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such Opinion of Counsel, in the case of defeasance under clause (i) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of the relevant Indenture. (Article IV.) If indicated in the applicable Prospectus Supplement, in addition to obligations of the United States or an agency or instrumentality thereof, Government Obligations may include obligations of the government or an agency or instrumentality of the government issuing the currency or currency unit in which Debt Securities of such series are payable. (Section 3.01.)

    In addition, with respect to the Indenture, in order to be discharged no event or condition shall exist that, pursuant to certain provisions described under "--Subordination under the Indenture" above, would prevent the Company from making payments of principal of (and premium, if any) and interest, if any, and any Additional Amounts on Subordinated Debt at the date of the irrevocable deposit referred to above. (Section 4.06.)

    The Company may exercise its defeasance option with respect to such Debt Securities notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its defeasance option, payment of such Debt Securities may not be accelerated because of a Default or an Event of Default. (Section 4.04.) If the Company exercises its covenant defeasance option, payment of such Debt Securities may not be accelerated by reason of a Default or an Event of Default with respect to the covenants to which such covenant defeasance is applicable. However, if such acceleration were to occur by reason of another Event of Default, the realizable value at the acceleration date of the money and Government Obligations in the defeasance trust could be less than the principal and interest then due on such Debt Securities, in that the required deposit in the defeasance trust is based upon scheduled cash flow rather than market value, which will vary depending upon interest rates and other factors.

THE TRUSTEE

    Unless otherwise specified in the applicable Prospectus Supplement, a trustee of national reputation will be the Indenture Trustee under the Indenture. The Company may also maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business.

                          DESCRIPTION OF CAPITAL STOCK

    The following description does not purport to be complete and is qualified in its entirety by reference to the Company's Certificate of Incorporation and By-laws.

GENERAL

    Under the Certificate of Incorporation, the Company's authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of preferred stock (the "Preferred Stock"), par value $.01 per share. The following description is a summary and is qualified in its entirety by the provisions of the Company's Certificate and By-laws, which are included as exhibits to the Company's Registration Statement of which this Prospectus is a part.

COMMON STOCK

    DIVIDEND AND VOTING RIGHTS

    Holders of Common Stock are entitled to one vote for each share of Common Stock held on each matter submitted to a vote of stockholders including the election of directors, and have no preemptive rights to subscribe for additional shares from the Company. Voting rights are not cumulative, with the result that holders of more than 50% of the shares of Common Stock are able to elect all of the Company's directors. Holders of Common Stock are entitled to receive dividends out of funds legally available therefor when, as and if declared by the Board of Directors and to receive pro rata the net assets of the Company legally available for distribution upon liquidation or dissolution. The Company's Revolving Credit Facility places certain restrictions on the payment of dividends.

    LIQUIDATION AND REDEMPTION RIGHTS

    The Company has granted its lenders security interests in a substantial portion of the Company's assets under the Revolving Credit Facility. Subject to the prior rights of creditors and the holders of any preferred stock which may be outstanding from time to time, the holders of the Common Stock are entitled to share PRO RATA in the distribution of any remaining assets in the event of liquidation, dissolution or winding up of the Company. The shares of Common Stock are subject to redemption at Fair Market Value (as defined in the Certificate) by the Company if the Board determines that such redemption is necessary to prevent the loss or secure the restatement of any license or franchise from any governmental agency, which license or franchise is conditional upon some or all holders meeting certain prescribed qualifications.

    OPTIONS TO PURCHASE COMMON STOCK

    The Company has granted options to purchase shares of Common Stock to certain employees and directors pursuant to employee and non-employee director stock option plans.

    OTHER

    All shares of Common Stock offered hereby will, when issued, be fully paid and non-assessable. The Common Stock is listed on the NASDAQ under the symbol "MTRS."

    The Prospectus Supplement relating to an offering of Common Stock will describe terms relevant thereto, including the number of shares offered, the initial offering price, market price and dividend information.

PREFERRED STOCK

    The Certificate authorizes the issuance of up to 10,000,000 shares of Preferred Stock. The Company's Board of Directors is authorized to issue Preferred Stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights and terms and certain other rights and preferences of the Preferred Stock. No shares of Preferred Stock are issued or outstanding. There is no current intention to issue any shares of Preferred Stock; however, the Board of Directors may issue any or all of such shares without approval of the holders of the Common Stock.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE AND BY-LAWS

    The following discussion is a summary of certain provisions of the Certificate and By-laws of the Company relating to stockholder voting rights, advance notice requirements and other provisions which may be deemed to have an "anti-takeover" effect. These and other provisions affect stockholder rights and should be given careful attention. The following description of certain of these provisions is necessarily general and is qualified in its entirety by reference to the Certificate and By-laws, copies of which are included as exhibits to the Registration Statement of which this Prospectus is a part.

    DIRECTORS' LIABILITY

    The Certificate provides that, to the fullest extent permitted by the Delaware General Corporation Law, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for any breach of the director's fiduciary duty as a director to the corporation or its stockholders. In addition, the By-laws include certain provisions whereby directors and officers of the Company generally shall be indemnified against certain liabilities to the fullest extent permitted or required by the Delaware General Corporation Law. Insofar as these provisions permit indemnification for liabilities arising under the Securities Act, the Company has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable.

    As a result of these provisions, the Company and its stockholders may be unable to obtain monetary damages from a director for breach of duty of care. Although stockholders may continue to seek injunctive or other equitable relief for an alleged breach of fiduciary duty by a director, stockholders may not have any effective remedy against the challenged conduct if equitable remedies are unavailable.

    ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE COMPANY'S CERTIFICATE AND BY-LAWS

    Certain provisions of the Company's Certificate and By-laws could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and in the policies formulated by the Board. They are also designed to discourage an unsolicited takeover of the Company if the Board determines that such takeover is not in the best interests of the Company and its stockholders. These provisions, however, could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management even if some or a majority of stockholders deemed such an attempt to be in their best interests.

    Pursuant to the Certificate, after the Spin Off (referred to therein as the "Threshold Time"), the Board of Directors of the Company will be divided into three classes serving staggered three-year terms. Such Directors may now be removed from office only for cause and only by the affirmative vote of the holders of a majority of the then outstanding shares of voting stock together as a single class. Vacancies on the Board of Directors may be filled only by the remaining directors and not by the stockholders.

    The By-laws establish an advance notice procedure, to take effect after the Threshold Time, for the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors as well as for other stockholder proposals to be considered at the annual meeting of stockholders. In general, notice must be received by the Company not less than 50 days nor more than 75 days prior to the meeting and must contain certain specified information concerning the persons to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

    Certain transactions with the Company may be subject to Section 203 of the Delaware General Corporation Law. Section 203 prohibits certain "business combinations" between an "interested stockholder" and a corporation for three years after a stockholder becomes interested, unless one of the statute's exceptions applies. Section 203 (c) (5) defines an interested stockholder as a person, broadly defined to include a group, who owns at least 15% of a company's outstanding voting stock. The statute defines business combinations expansively to include any merger or consolidation of, with, or caused by the interested stockholder. Section 203 (a) provides three exceptions to the business combination prohibition. First, there is no constraint if the interested stockholder obtains prior board approval for the business combination or the transaction resulting in ownership of 15% of the target's voting stock. Second, the statute does not apply if, in completing the transaction that crosses the 15% threshold, the stockholder becomes the owner of 85% of the corporation's voting stock outstanding as of the time the transaction commenced. The statute provides that any shares owned by directors who are officers, and shares owned by certain stock option plans are excluded from the calculation; this exception applies most particularly to a tender offeror who has less than 15% of the target's stock and receives tenders that satisfy the 85% requirement. Finally, the statute does not apply if the interested stockholder's business combination is approved by the board of directors and affirmed by at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

    LIMITATIONS ON THE COMPANY'S BUSINESS ACTIVITIES

    The Company's Certificate provides that, at any time prior to the date immediately following the third annual meeting of stockholders to be held after FCI no longer beneficially owns in the aggregate 51% or more of the Company's voting stock, the Company shall not, directly or indirectly (through a subsidiary of, or any other person controlled by, the Company) for its own account or that of another, engage in managing, selling, distributing, marketing, administering, leasing or otherwise providing products or services other than the following: (i) general purpose payment cards including without limitation, credit cards, secured bank credit cards, prepaid cards, debit cards, co-branded cards, and affinity bank credit cards; (ii) extended service plans and warranties; (iii) credit card registration; (iv) car buying services, shopping club memberships and dining club memberships; (v) insurance products;
(vi) mailing lists and other lists of prospects for solicitation; (vii) advertising on or accompanying monthly billing statements sent to customers of the Company; (viii) tax preparation services; (ix) investment products and services including without limitation deposit products, certificates of deposit, annuities, and mutual funds; (x) investment and other brokerage services; (xi) consumer loans and leases including without limitation mobile home financing, automobile lending and leasing, equity loans and mortgages, and student loans, provided that the Company shall not offer any closed-end installment or revolving credit loans to Fingerhut Customers for the exclusive purchase of Fingerhut merchandise; and (xii) mail-grams, travelers checks, money orders, and travel services.

    In addition to the above specified activities, the Certificate permits the Company to engage in any other business or activity with the consent of FCI or majority vote of the stockholders. The Certificate of Incorporation further provides that no person shall be liable for breach of any fiduciary duty, as a stockholder of the Company or controlling person of a stockholder or otherwise, by reason of such person authorizing, or not authorizing, the Company to engage in any business or activity.

                              PLAN OF DISTRIBUTION

    The Company may sell any of the Securities being offered hereby in any one or more of the following ways from time to time: (i) through agents; (ii) to or through underwriters; (iii) through dealers; or (iv) directly to purchasers.

    The Prospectus Supplement with respect to the Securities will set forth the terms of the offering of the Securities, including the name or names of any underwriters, dealers or agents; the purchase price of the Securities and the proceeds to the Company from such sale; any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation; any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which such Securities may be listed. Any initial public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

    The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    Offers to purchase Securities may be solicited by agents designated by the Company from time to time. Any such agent involved in the offer or sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in such Prospectus Supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Securities so offered and sold.

    If Securities are sold by means of an underwritten offering, the Company will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the applicable Prospectus Supplement which will be used by the underwriters to make resales of the Securities in respect of which this Prospectus is delivered to the public. If underwriters are utilized in the sale of the Securities in respect of which this Prospectus is delivered, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriter at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by the managing underwriters. If any underwriter or underwriters are utilized in the sale of the Securities, unless otherwise indicated in the Prospectus Supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of Securities will be obligated to purchase all such Securities of a series if any are purchased.

    If a dealer is utilized in the sales of the Securities in respect of which this Prospectus is delivered, the Company will sell such Securities to the dealer as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the Securities so offered and sold. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

    Offers to purchase Securities may be solicited directly by the Company and the sale thereof may be made by the Company directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

    Agents, underwriters and dealers may be entitled under relevant agreements to indemnification or contribution by the Company against certain liabilities, including liabilities under the Securities Act.

    Agents, underwriters and dealers may be customers of, engage in transactions with, or perform services for, the Company and its subsidiaries in the ordinary course of business.

    Securities may also be offered and sold, if so indicated in the applicable Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms ("remarketing firms"), acting as principals for their own accounts or as agents for the Company. Any remarketing firm will be identified and the terms of its agreement, if any, with its compensation will be described in the applicable Prospectus Supplement. Remarketing firms may be deemed to be underwriters, as such term is defined in the Securities Act, in connection with the Securities remarketed thereby. Remarketing firms may be entitled under agreements which may be entered into with the Company to indemnification or contribution by the Company against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company and its subsidiaries in the ordinary course of business.

    If so indicated in the applicable Prospectus Supplement, the Company may authorize agents, underwriters or dealers to solicit offers by certain types of institutions to purchase Securities from the Company at the public offering prices set forth in the applicable Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on a specified date or dates in the future. A commission indicated in the applicable Prospectus Supplement will be paid to underwriters, dealers and agents soliciting purchases of Securities pursuant to Contracts accepted by the Company.

                             VALIDITY OF SECURITIES

    Unless otherwise indicated in the applicable Prospectus Supplement, the validity of Securities will be passed upon for the Company by Sidley & Austin, Chicago, Illinois.

                                    EXPERTS

    The consolidated financial statements of the Company as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, which report is also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC registration fee....................  $221,250
The Nasdaq Stock Market fee.............    61,000
Legal fees and expenses.................   275,000
Accounting fees and expenses............   100,000
Printing and engraving expenses.........   200,000
Trustee's fees and expenses.............    20,000
Rating agencies' fees...................   125,000
Blue Sky fees...........................    15,000
Miscellaneous...........................    82,750
                                          --------
    Total...............................  $1,100,000
                                          --------
                                          --------

    Except for the SEC registration fee, all of the foregoing fees and expenses are estimates and will vary depending upon the Securities issued pursuant to this Registration Statement.

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

    Section 145 of the Delaware General Corporation Law ("DGCL") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

    In accordance with the DGCL, the Certificate of the Company contains a provision to limit the personal liability of the directors of the Company for violations of their fiduciary duty. This provision eliminates each director's liability to the Company or its stockholders for monetary damages except to the extent provided by the DGCL (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the DGCL providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived an improper benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

    The Certificate and the By-laws of the Company provide for indemnification of the Company's officers and directors to the fullest extent permitted by applicable law. In addition, after the Spin Off the

Company intends to purchase insurance policies which will provide coverage for its officers and directors in certain situations where the Company cannot directly indemnify such officers or directors.

ITEM 16. EXHIBITS

EXHIBIT
NUMBER                      DESCRIPTION OF EXHIBIT
-------  ------------------------------------------------------------
   1.1** Form of Underwriting Agreement--Debt Securities.

   1.2** Form of Underwriting Agreement--Equity Securities.

   3.1   Amended and Restated Certificate of Incorporation of the
         Company is incorporated herein by reference to Exhibit 3.a.
         to the Company's Registration Statement on Form S-1 (File
         No. 333-10831).

   3.2 Amended and Restated By-laws of the Company are incorporated herein by reference to Exhibit 4.2 to the Company's
         Registration Statement on Form S-8 (File No. 333-52627).

   4.1** Form of Certificate for shares of Common Stock of the Company.

   4.2   Indenture by and between the Company and       , as
         Indenture Trustee, is incorporated herein by reference to
         Exhibit     to the Company's       .

   4.3** Indenture by and between the Company and       , as
         Indenture Trustee, pursuant to which the Subordinated Debt is to be issued.

   4.4** Form of Debt Security. The form or forms of such Debt
         Securities with respect to each particular offering will be filed as an exhibit subsequently included or incorporated by reference herein.

   5.1** Opinion of Sidley & Austin.

  10.1 Amended and Restated Credit Agreement among the Company and the Lenders Named Therein is incorporated herein by reference to Exhibit 10.18(iii) to the Company's Form 10-Q for the quarter ended June 30, 1998, filed on August 4, 1998.

  12.1 Computation of Ratio of Earnings to Combined Fixed Charges is incorporated herein by reference to Exhibit 12 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

  23.1** Consent of Sidley & Austin (included in Exhibit 5.1 hereto).

  23.3* Consent of KPMG Peat Marwick LLP with respect to the financial statements of the Company.

  24.1*  Powers of Attorney.

  25.1** Statement of Eligibility on Form T-1 under the Trust
         Indenture Act of 1939, as amended, of       , as Indenture
         Trustee under the Indenture.

------------------------

 *  Filed herewith.

** To be filed either by amendment or as an exhibit to an Exchange Act Report and incorporated herein by reference.

ITEM 17. UNDERTAKINGS

    (a) The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.

           Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (c) The undersigned Registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period with regard to the warrants, if any, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post effective amendment will be filed to set forth the terms of such offering.

    (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (e) The undersigned Registrant hereby undertakes that (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (f) The undersigned Registrant hereby undertakes to file, if necessary, an application for the purpose of determining the eligibility of the Trustee to act under subsection (a) of Section 310 of the Trust Indenture Act of 1939 in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of such Act.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis Park, State of Minnesota, on August 7, 1998.

                                METRIS COMPANIES INC.

                                By:   /s/ Ronald N. Zebeck
                                      ------------------------------------------
                                      Ronald N. Zebeck
                                      President, Chief Executive Officer and
                                      Director

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

By:   /s/ RONALD N. ZEBECK        Dated: August 7,
      -------------------------         1998
      Ronald N. Zebeck
      President, Chief
      Executive Officer and
      Director
      (Principal Executive
      Officer)

By:   /s/ ROBERT W.               Dated: August 7,
      OBERRENDER                        1998
      -------------------------
      Robert W. Oberrender
      Sr. Vice President, Chief
      Financial Officer
      (Principal Financial
      Officer)

By:   /s/ JEAN C. BENSON          Dated: August 7,
      -------------------------         1998
      Jean C. Benson
      Vice President of
      Finance, Corporate
      Controller
      (Principal Accounting
      Officer)

By:   *
      -------------------------
      Theodore Deikel
      Chairman of the Board of
      Directors

By:   *
      -------------------------
      Dudley C. Mecum
      Director

By:   *
      -------------------------
      Michael P. Sherman
      Director

By:   *
      -------------------------
      Frank D. Trestman
      Director

By:   *
      -------------------------
      Derek V. Smith
      Director

By:   *
      -------------------------
      Lee R. Anderson
      Director

By:   *
      -------------------------
      John A. Cleary
      Director

*By:  /s/ Z. JILL BARCLIFT        Dated: August 7,
      -------------------------         1998
      Z. Jill Barclift or
      Robert W. Oberrender
      Attorney-in-Fact

                                 EXHIBIT INDEX
                           TO REGISTRATION STATEMENT
                                  ON FORM S-3

                             METRIS COMPANIES INC.

ITEM 16.  EXHIBITS

 EXHIBIT
 NUMBER    DESCRIPTION OF EXHIBIT
---------  -------------------------------------------------------------------------------------------------------
   1.1**   Form of Underwriting Agreement--Debt Securities.

   1.2**   Form of Underwriting Agreement--Equity Securities.

   3.1     Amended and Restated Certificate of Incorporation of the Company is incorporated herein by reference to
             Exhibit 3.a. to the Company's Registration Statement on Form S-1 (File No. 333-10831).

   3.2     Amended and Restated By-laws of the Company are incorporated herein by reference to Exhibit 4.2 to the
             Company's Registration Statement on Form S-8 (File No. 333-52627)

   4.1**   Form of Certificate for shares of Common Stock.

   4.2     Indenture by and between the Company and             , as Indenture Trustee, is incorporated herein by
             reference to Exhibit     to the Company's           .

   4.3**   Indenture by and between the Company and             , as Indenture Trustee, pursuant to which the
             Subordinated Debt is to be issued.

   4.4**   Form of Debt Security. The form or forms of such Debt Securities with respect to each particular offering will be filed as an exhibit subsequently included or incorporated by reference herein.

   5.1**   Opinion of Sidley & Austin.

  10.1     Amended and Restated Credit Agreement among the Company and the Lenders Named Therein is incorporated herein by reference to Exhibit 10.18(iii) to the Company's Form 10-Q for the quarter ended June 30,
             1998, filed on August 4, 1998.

  12.1     Computation of Ratio of Earnings to Combined Fixed Charges is incorporated herein by reference to
             Exhibit 12 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

  23.1**   Consent of Sidley & Austin (included in Exhibit 5.1 hereto).

  23.3*    Consent of KPMG Peat Marwick LLP with respect to the financial statements of the Company.

  24.1*    Powers of Attorney.

  25.1**   Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of
                         , as Indenture Trustee under the Indenture.

------------------------

*   Filed herewith.

** To be filed either by amendment or as an exhibit to an Exchange Act Report and incorporated herein by reference.